 Filed Pursuant to Rule 424(b)(5)
 Registration Number 333-267475
PROSPECTUS SUPPLEMENT
(To Prospectus dated September 16, 2022)
EQT CORPORATION
$750,000,000 5.750% Senior Notes due 2034

EQT Corporation (“EQT”) is offering $750,000,000 aggregate principal amount of 5.750% Senior Notes due 2034 (the “notes”). The notes will mature on February 1, 2034. Interest on the notes will be paid semi-annually in arrears on February 1 and August 1 of each year, commencing on August 1, 2024.
EQT may, at its option, redeem all or a portion of the notes at any time prior to November 1, 2033 (three months prior to maturity) at a price equal to 100% of the principal amount of the notes being redeemed, plus a “make-whole” premium, plus accrued and unpaid interest, if any, to, but excluding, the date of redemption. EQT may, at its option, redeem all or a portion of the notes at any time on or after November 1, 2033 at par plus accrued and unpaid interest, if any, to, but excluding, the date of redemption. See the “Description of Notes — Optional Redemption” section in this prospectus supplement.
The notes will be senior unsecured debt obligations of EQT and will rank equally with all of EQT’s other unsecured and unsubordinated debt obligations from time to time outstanding. The notes will be effectively subordinated to any of EQT’s existing and future secured debt to the extent of the value of the assets securing that debt and will be structurally subordinated to all existing and any future debt and any other liabilities of EQT’s subsidiaries.
Investing in the notes involves risks, including those described in the “Risk Factors” section beginning on page S-13 of this prospectus supplement and the section captioned Part I, Item 1A, “Risk Factors,” beginning on page 24 of EQT’s Annual Report on Form 10-K for the fiscal year ended December 31, 2022, which is incorporated by reference into this prospectus supplement and the accompanying prospectus.
	Public offering price(1)	Underwriting discounts	Proceeds to EQT (before expenses)
Per note	99.922%	0.65%	99.272%
Total	$749,415,000	$4,875,000	$744,540,000

(1)
Plus accrued interest, if any, from January 19, 2024, if settlement occurs after that date.

Neither the Securities and Exchange Commission (the “SEC”) nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.
The underwriters expect to deliver the notes to purchasers in book-entry form only through The Depository Trust Company for the accounts of its participants, including Clearstream and Euroclear, on or about January 19, 2024.

Joint Book-Running Managers
J.P. MorganMUFGTD SecuritiesWells Fargo Securities
Mizuho	PNC Capital Markets LLC	RBC Capital Markets LLC	BofA Securities	Citigroup
Co-Managers
Scotiabank	SMBC Nikko	Truist Securities	US Bancorp
WauBank Securities LLC	Citizens Capital Markets	M&T Securities, Inc.	BNY Mellon Capital Markets, LLC	BOK Financial Securities, Inc.
The date of this prospectus supplement is January 17, 2024.

Prospectus Supplement
Prospectus

S-i

ABOUT THIS PROSPECTUS SUPPLEMENT
This document is in two parts. The first part is this prospectus supplement, which describes the specific terms of this offering and also adds to and updates information contained in the accompanying prospectus. The second part is the accompanying prospectus, which, among other things, gives more general information, some of which may not apply to this offering. You should read this entire prospectus supplement as well as the accompanying prospectus and the documents incorporated by reference that are described under the “Incorporation of Certain Documents by Reference” section in this prospectus supplement. To the extent that any statement in this prospectus supplement is inconsistent with statements made in the accompanying prospectus, you should rely on the information contained in this prospectus supplement, which will be deemed to modify or supersede those made in the accompanying prospectus.
You should assume that the information appearing in this prospectus supplement, the accompanying prospectus and any free writing prospectus is accurate only as of the date on its respective cover, and that any information incorporated by reference herein or therein is accurate only as of the date of the document incorporated by reference, unless we indicate otherwise. Our business, financial condition, results of operations and prospects may have changed since those dates.
You should rely only on the information contained in or incorporated by reference into this prospectus supplement, the accompanying prospectus or any free writing prospectus we may authorize to be delivered to you. We have not, and the underwriters have not, authorized anyone to provide you with different or additional information. If anyone provides you with different or additional information, you should not rely on it.
This prospectus supplement and the accompanying prospectus do not constitute an offer to sell securities in any jurisdiction where such offer or any sale is not permitted.
In this prospectus supplement, except as otherwise indicated, references to:
•
“EQT Corporation” or “EQT” refer to EQT Corporation, a Pennsylvania corporation, and not its consolidated subsidiaries;

•
“we,” “us,” “our” and the “Company” refer collectively to EQT Corporation and its consolidated subsidiaries, unless the context otherwise requires;

•
“Appalachian Basin” refer to the area of the United States composed of those portions of West Virginia, Pennsylvania, Ohio, Maryland, Kentucky and Virginia that lie in the Appalachian Mountains;

•
“Bcf” refer to billion cubic feet;

•
“Bcfe” refer to billion cubic feet of natural gas equivalents, with one barrel of natural gas liquids (“NGLs”) and crude oil being equivalent to 6,000 cubic feet of natural gas;

•
“Mcf” refer to thousand cubic feet;

•
“Mcfe” refer to thousand cubic feet of natural gas equivalents, with one barrel of NGLs and crude oil being equivalent to 6,000 cubic feet of natural gas;

•
“MMbbl” refer to million barrels;

•
“MMBtu” refer to million British thermal units;

•
“MMcfe” refer to million cubic feet of natural gas equivalents, with (i) in the case of information relating to the Company, one barrel of NGLs and crude oil being equivalent to 6,000 cubic feet of natural gas and (ii) in the case of information relating to the Tug Hill Upstream Seller (as defined below), one barrel of NGLs and crude oil being equivalent to 3,900 and 6,000 cubic feet of natural gas, respectively; and

•
“Tcfe” refer to trillion cubic feet of natural gas equivalents, with one barrel of NGLs and crude oil being equivalent to 6,000 cubic feet of natural gas.

S-ii

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE
The SEC allows us to “incorporate by reference” information into this prospectus supplement and the accompanying prospectus, which means that we can disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is considered to be a part of this prospectus supplement and the accompanying prospectus. If any statement in this prospectus supplement, the accompanying prospectus or any document incorporated by reference is inconsistent with a statement in another document having a later date, the statement in the document having the later date modifies or supersedes the earlier statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus supplement or the accompanying prospectus.
We incorporate by reference into this prospectus supplement and the accompanying prospectus the documents listed below and all documents EQT subsequently files with the SEC pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), prior to the completion of the offering of all securities covered by this prospectus supplement (other than portions of these documents that are either (i) described in paragraph (e) of Item 201 of Regulation S-K or paragraphs (d)(1)-(3) and (e)(5) of Item 407 of Regulation S-K or (ii) deemed to have been furnished and not filed in accordance with SEC rules, including pursuant to Item 2.02 or Item 7.01 of any Current Report on Form 8-K (including any financial statements or exhibits relating thereto furnished pursuant to Item 9.01), unless otherwise indicated therein):
•
EQT’s Annual Report on Form 10-K for the fiscal year ended December 31, 2022 (filed on February 16, 2023), including the information specifically incorporated by reference therein from EQT’s definitive proxy statement on Schedule 14A filed with the SEC on March 2, 2023;

•
EQT’s Quarterly Reports on Form 10-Q for the quarterly periods ended March 31, 2023 (filed on April 27, 2023), June 30, 2023 (filed on July 26, 2023) and September 30, 2023 (filed on October 26, 2023); and

•
EQT’s Current Reports on Form 8-K or 8-K/A filed with the SEC on February 9, 2023, February 13, 2023, April 20, 2023, April 26, 2023, April 26, 2023, May 3, 2023, May 11, 2023, May 24, 2023, June 8, 2023, July 21, 2023, August 16, 2023, August 22, 2023, August 22, 2023, October 30, 2023, December 12, 2023, January 2, 2024 and January 17, 2024.

We will provide, without charge, upon written or oral request, a copy of any or all documents that are incorporated by reference into this prospectus supplement or the accompanying prospectus, excluding any exhibits to those documents unless the exhibit is specifically incorporated by reference as an exhibit in this prospectus supplement or the accompanying prospectus. You should direct requests for documents to:
EQT Corporation
Attention: Corporate Secretary
625 Liberty Avenue, Suite 1700
Pittsburgh, Pennsylvania 15222
Telephone: (412) 553-5700
In reviewing any agreements incorporated by reference, please remember they are included to provide you with information regarding the terms of such agreement and are not intended to provide any other factual or disclosure information about us. The agreements may contain representations and warranties by us, which should not in all instances be treated as categorical statements of fact, but rather as a way of allocating the risk to one of the parties if those statements prove to be inaccurate. The representations and warranties were made only as of the date of the relevant agreement or such other date or dates as may be specified in such agreement and are subject to more recent developments. Accordingly, these representations and warranties alone may not describe the actual state of affairs as of the date they were made or at any other time.

S-iii

DISCLOSURE REGARDING FORWARD-LOOKING STATEMENTS
Some of the information included in this prospectus supplement, the accompanying prospectus and the documents incorporated by reference contain forward-looking statements within the meaning of Section 21E of the Exchange Act and Section 27A of the Securities Act of 1933, as amended (the “Securities Act”). Statements that do not relate strictly to historical or current facts are forward-looking and are usually identified by the use of words such as “anticipate,” “estimate,” “could,” “would,” “should,” “will,” “may,” “forecast,” “approximate,” “expect,” “project,” “intend,” “plan,” “believe” and other words of similar meaning, or the negative thereof.
Without limiting the generality of the foregoing, forward-looking statements contained in this prospectus supplement, the accompanying prospectus and the documents incorporated by reference include the matters discussed in the “Summary — Recent Developments” section in this prospectus supplement and expectations of our plans, strategies, objectives and growth and anticipated financial and operational performance, including guidance regarding our strategy to develop our reserves; drilling plans and programs, including availability of capital to complete these plans and programs; total resource potential and drilling inventory duration; projected production and sales volume and growth rates; natural gas prices; changes in basis and the impact of commodity prices on our business; potential future impairments of our assets; projected well costs and capital expenditures; infrastructure programs; the cost, capacity and timing of obtaining regulatory approvals; our ability to successfully implement and execute our operational, organizational, technological and environmental, social and governance (“ESG”) initiatives, and achieve the anticipated results of such initiatives; projected gathering and compression rates; potential acquisitions or other strategic transactions, the timing thereof and our ability to achieve the intended operational, financial and strategic benefits from any such transactions or from any recently completed acquisitions or other strategic transactions, including the Tug Hill and XcL Midstream Acquisition (as defined below); the amount and timing of any repayments, redemptions or repurchases of our common stock, outstanding debt securities or other debt instruments; our ability to retire our debt and the timing of such retirements, if any; the projected amount and timing of dividends; projected cash flows and free cash flow and the timing thereof; liquidity and financing requirements, including funding sources and availability; our ability to maintain or improve our credit ratings, leverage levels and financial profile; our hedging strategy and projected margin posting obligations; the effects of litigation, government regulation and tax position; and the expected impact of changes to tax laws.
The forward-looking statements included in this prospectus supplement, the accompanying prospectus and the documents incorporated by reference involve risks and uncertainties that could cause actual results to differ materially from projected results. Accordingly, investors should not place undue reliance on forward-looking statements as a prediction of actual results. We have based these forward-looking statements on current expectations and assumptions about future events, taking into account all information currently known by us. While we consider these expectations and assumptions to be reasonable, they are inherently subject to significant business, economic, competitive, regulatory and other risks and uncertainties, many of which are difficult to predict and beyond our control. These risks and uncertainties include, but are not limited to, volatility of commodity prices; the costs and results of drilling and operations; uncertainties about estimates of reserves, identification of drilling locations and the ability to add proved reserves in the future; the assumptions underlying production forecasts; the quality of technical data; our ability to appropriately allocate capital and other resources among our strategic opportunities; access to and cost of capital, including as a result of rising interest rates and other economic uncertainties; our hedging and other financial contracts; inherent hazards and risks normally incidental to drilling for, producing, transporting and storing natural gas, NGLs and oil; cyber security risks and acts of sabotage; availability and cost of drilling rigs, completion services, equipment, supplies, personnel, oilfield services and sand and water required to execute our exploration and development plans, including as a result of inflationary pressures; risks associated with operating primarily in the Appalachian Basin and obtaining a substantial amount of our midstream services from Equitrans Midstream Corporation; the ability to obtain environmental and other permits and the timing thereof; government regulations or actions, including regulations pertaining to methane and other greenhouse gas emissions; negative public perception of the fossil fuels industry; increased consumer demand for alternatives to natural gas; environmental and weather risks, including the possible impacts of climate change; and disruptions to our business due to acquisitions and other significant transactions, including the Tug Hill and XcL Midstream Acquisition. These and other risks and uncertainties

S-iv

are described under the “Risk Factors” section of this prospectus supplement and under Part I, Item 1A, “Risk Factors” and elsewhere in EQT’s Annual Report on Form 10-K for the fiscal year ended December 31, 2022 and set forth in other documents EQT files from time to time with the SEC. In addition, we may be subject to currently unforeseen risks that may have a materially adverse impact on us.
Any forward-looking statement speaks only as of the date on which such statement is made, and except as required by law, we do not intend to correct or update any forward-looking statement, whether as a result of new information, future events or otherwise.

S-v

SUMMARY
This summary highlights selected information more fully described elsewhere in this prospectus supplement and the accompanying prospectus. This summary does not contain all of the information you should consider before investing in the notes. You should read this prospectus supplement, the accompanying prospectus, any free writing prospectus and the documents incorporated by reference herein and therein carefully, especially the risks of investing in the notes discussed in the “Risk Factors” section below and in the documents incorporated by reference herein.
Our Company
We are a natural gas production company with operations focused in the Marcellus and Utica Shales of the Appalachian Basin. Based on average daily sales volume, we are the largest producer of natural gas in the United States with approximately 27.6 Tcfe of proved natural gas, NGLs and crude oil reserves as of December 31, 2023.
We are committed to responsibly developing our world-class asset base and being the operator of choice for all stakeholders. By promoting a culture that prioritizes operational efficiency, technology and sustainability, we seek to continuously improve the way we produce environmentally responsible, reliable low-cost energy. We measure sustainability through our best-in-class team and culture, ESG-focused operations, substantial inventory of core drilling locations and strong balance sheet. We believe that the scale and contiguity of our acreage position differentiates us from our Appalachian Basin peers and that our evolution into a modern, digitally-enabled exploration and production business enhances our strategic advantage.
Our operational strategy focuses on the successful execution of combo-development projects. Combo-development refers to the development of several multi-well pads in tandem. Combo-development generates value across all levels of the reserves development process by maximizing operational and capital efficiencies. In the drilling stage, rigs spend more time drilling and less time transitioning to new sites. Advanced planning, a prerequisite to pursuing combo-development, facilitates the delivery of bulk hydraulic fracturing sand and piped fresh and recycled water (as opposed to truck-transported water), and provides the ability to continuously meet completions supply needs and the use of environmentally friendly technologies. Operational efficiencies realized from combo-development are passed on to our service providers, which reduces overall contract rates.
The benefits of combo-development extend beyond financial gains to include environmental and social interests. We have developed an integrated ESG program that interplays with our combo-development-driven operational strategy. Core tenets of our ESG program include investing in technology and human capital; improving data collection, analysis and reporting; and engaging with stakeholders to understand, and align our actions with, their needs and expectations. Combo-development, when compared to similar production from non-combo-development operations, translates into fewer trucks on the road, decreased fuel usage, shorter periods of noise pollution, fewer areas impacted by midstream pipeline construction and shortened duration of site operations, all of which fosters a greater focus on safety, environmental protection and social responsibility.
We believe that combo-development projects are key to delivering sustainably low well costs and higher returns on invested capital. We have implemented a robust capital allocation strategy directed at responsibly developing our assets while also returning capital to our shareholders through a combination of dividends, strategic share repurchases and debt retirements. We are also focused on maintaining investment grade credit metrics, which allows us to capture a lower cost of capital and further enhance shareholder returns.
We also believe that the benefits of our operating model can be magnified through select strategic transactions, such as the recently completed Tug Hill and XcL Midstream Acquisition, and part of our strategy includes creating value through mergers and acquisitions, divestitures, joint ventures and similar business transactions, as well as investing in energy transition opportunities directed at complementing, and in certain cases diversifying, our core business operations. For example, we are currently in the early stages of exploring a possible sale of certain of our non-operated natural gas properties, leases and wellbores in the Marcellus Shale (the “Non-Operated Properties”), which non-operated assets collectively generated less than 10% of our total sales volume during the fourth quarter of 2023. At this time, we have made no decision regarding whether to pursue such a sale transaction, and there can be no assurance that a sale of the Non-Operated Properties, or any portion of the Non-Operated Properties, will ultimately be pursued or completed. Any such sale of the Non-Operated Properties would be pursued opportunistically and only if we consider the transaction terms then-available to us in the market to be favorable. In the event a sale of some or all of the Non-Operated Properties is completed, we currently expect that we would use the proceeds therefrom to reduce debt and/or for other general corporate purposes.
Our operations consist of one reportable segment. We have a single, company-wide management team that administers all properties as a whole rather than by discrete operating segments. We measure financial performance as a single enterprise and not on an area-by-area basis. Substantially all of our assets and operations are located in the Appalachian Basin.
Recent Developments
Tug Hill and XcL Midstream Acquisition
On August 22, 2023, we completed our acquisition (the “Tug Hill and XcL Midstream Acquisition”) of the upstream oil and gas assets of THQ Appalachia I, LLC (the “Tug Hill Upstream Seller”) and the gathering and processing assets from THQ-XcL Holdings I, LLC (the “XcL Midstream Seller” and, together with the Tug Hill Upstream Seller, the “Tug Hill and XcL Midstream Sellers”) through our acquisition of all of the issued and outstanding membership interests of each of THQ Appalachia I Midco, LLC and THQ-XcL Holdings I Midco, LLC in exchange for 49,599,796 shares of EQT’s common stock and approximately $2.4 billion in cash, subject to customary post-closing adjustments.
As a result of Tug Hill and XcL Midstream Acquisition, we acquired approximately 90,000 net West Virginia acres, approximately 800 MMcfe per day of current net production, approximately 145 miles of midstream gathering pipeline, compression and gas processing assets and approximately 55 miles of connected water infrastructure with four centralized storage facilities.
Convertible Notes Redemption
On January 2, 2024, EQT issued an irrevocable notice of redemption (the “redemption notice”) for all of its outstanding 1.75% Convertible Senior Notes due 2026 (the “Convertible Notes”) and announced that it would redeem any Convertible Notes outstanding on January 17, 2024 in cash for 100% of the principal amount, plus accrued and unpaid interest on such Convertible Notes to, but excluding, such redemption date.
Pursuant to the indenture governing the Convertible Notes, in lieu of surrendering their Convertible Notes for redemption, holders of the Convertible Notes could elect to convert their Convertible Notes at any time before 5:00 p.m., New York City time, on January 12, 2024. In the redemption notice, EQT announced that it would settle all such conversions solely in shares of its common stock (at a rate of 69.0364 shares per $1,000 principal amount of Convertible Notes), except that any fractional shares that would otherwise be deliverable would be paid out in cash.
As of December 29, 2023, the aggregate principal amount of the Convertible Notes was $290,177,000. Between January 2, 2024 and January 12, 2024, Convertible Notes with an aggregate principal amount of $289,594,000 were validly surrendered for conversion and 19,992,482 shares of EQT’s common stock were issued to the holders of such Convertible Notes. The remaining $583,000 in principal amount of Convertible Notes was redeemed by EQT on January 17, 2024.
In connection with the issuance of the Convertible Notes in April 2020, EQT entered into capped call transactions (the “Capped Call Transactions”) with certain financial institutions (the “Capped Call Counterparties”) to reduce the potential dilution to EQT’s common stock upon any conversion of Convertible Notes at maturity and/or offset any cash payments EQT is required to make in excess of the principal amount of such converted notes. Pursuant to the Capped Call Transactions, which are currently outstanding, upon their expiration in 2026, EQT would receive approximately $125 million (in cash and/or shares of EQT’s common stock at EQT’s election) in the aggregate from the Capped Call Counterparties, assuming EQT’s common stock price at such time is above a specified cap price (which cap price is currently approximately $18 per share and is subject to customary adjustments, including for dividends declared on

EQT’s common stock). EQT may enter into agreements with some or all of the Capped Call Counterparties to terminate the Capped Call Transactions prior to their expiration.
Term Loan Amendment
On November 9, 2022, EQT entered into a Credit Agreement (as amended on December 23, 2022 and April 25, 2023, the “Term Loan Credit Agreement”) with PNC Bank, National Association, as administrative agent, and the other lenders party thereto, under which EQT had commitments to borrow unsecured term loans in a single draw in an aggregate principal amount of up to $1.25 billion to partially finance the Tug Hill and XcL Midstream Acquisition. On August 21, 2023, EQT borrowed $1.25 billion thereunder.
On January 16, 2024, EQT entered into a third amendment to the Term Loan Credit Agreement (the “Term Loan Amendment”) with PNC Bank, National Association, as administrative agent, and the other lenders party thereto to, among other things, extend the maturity date of the Term Loan Credit Agreement from June 30, 2025 to June 30, 2026. The Term Loan Amendment will become effective upon a prepayment of the principal amount of the term loans outstanding under the Term Loan Credit Agreement in an amount such that outstanding term loans do not exceed $750 million (the “Prepayment”), the consummation of this offering and the satisfaction of customary closing conditions.
The net proceeds from this offering is expected to fund the Prepayment, in whole or in part. However, the consummation of this offering is not conditioned upon the effectiveness of the Term Loan Amendment.
Summary 2023 Year-End Proved Reserve Data
The following table sets forth summary information with respect to our proved natural gas, NGLs and crude oil reserves as of December 31, 2023:
	Natural Gas (Bcf)	NGLs and Crude Oil (MMbbl)	Total (Bcfe)(a)
Proved developed reserves	18,186	229	19,558
Proved undeveloped reserves	7,609	72	8,039
Total proved reserves	25,795	301	27,597

(a)
NGLs and crude oil reserves were converted at the rate of one barrel being equivalent to 6,000 cubic feet of natural gas.

Our estimate of proved natural gas, NGLs and crude oil reserves was prepared by our engineers and audited by Netherland, Sewell & Associates, Inc., an independent consulting firm hired by our management. Our estimated proved reserves were determined using average first-day-of-the-month closing prices in the period of January through December 2023 in accordance with SEC guidance. For natural gas volumes, the average Henry Hub spot price of $2.637 per MMBtu was adjusted for energy content, transportation fees and market differentials. For NGL and oil volumes, the average West Texas Intermediate spot price of $78.21 per barrel was adjusted for quality, transportation fees and market differentials. All prices do not give effect to derivative transactions and are held constant throughout the lives of the properties.
Select Preliminary Fourth Quarter 2023 Results
For the fourth quarter of 2023, we expect net sales volumes to be between 560 Bcfe and 570 Bcfe, compared to our previously announced guidance range of 525 Bcfe to 575 Bcfe.
For the fourth quarter of 2023, our average realized price, including the impact of cash settled derivatives, is expected to be between $2.70 and $2.80 per Mcfe. In addition, our average differential is expected to be between $(0.77) and $(0.73) per Mcf, compared to our previously announced guidance range of $(0.80) to $(0.70) per Mcf.
For the fourth quarter of 2023, we expect to report a total gain on derivatives of $672 million. In addition, for the fourth quarter of 2023, we expect to report (i) net cash settlements received on derivatives of $276 million, of which $239 million relates to net cash settlements received on NYMEX natural gas hedge positions and $37 million relates to net cash settlements received on basis and liquids hedge positions, and (ii) $91 million of premiums paid for derivatives that settled during the period.
For the fourth quarter of 2023, capital expenditures are expected to be between $530 million and $560 million, compared to our previously announced guidance range of $525 million to $575 million.
We have prepared the above estimates in good faith based upon our internal reporting and accruals as of and for the three months ended December 31, 2023. Such estimates are preliminary and inherently uncertain and subject to change as we finalize our financial and operating data for the fourth quarter of 2023. There can be no assurance that our final results for the fourth quarter of 2023 will not differ materially from these estimates. Important factors that could cause actual results to differ materially are set forth under “Disclosure Regarding Forward-Looking Statements” and “Risk Factors” in this prospectus supplement and the documents incorporated by reference herein.
Estimated 2024 Capital Expenditures
We expect our capital expenditures for 2024 to be between $2.15 billion and $2.35 billion. We expect to allocate the estimated capital expenditures as follows: approximately $1,650 million to $1,780 million to fund reserve development, approximately $220 million to $245 million to fund midstream and other infrastructure, approximately $170 million to $185 million to fund land and lease acquisitions, approximately $70 million to $80 million applied towards capitalized overhead and approximately $40 million to $60 million applied to capitalized interest and other items.
These estimates are based on our current expectations and subject to change. Important factors that could cause actual results to differ materially are set forth under “Disclosure Regarding Forward-Looking Statements” and “Risk Factors” in this prospectus supplement and the documents incorporated by reference herein.

The Offering
Issuer
EQT Corporation.
Securities Offered
$750.0 million aggregate principal amount of 5.750% Senior Notes due 2034.
Maturity Date
The notes will mature on February 1, 2034.
Interest Rate
The notes will bear interest at the rate of 5.750% per annum.
Interest Payment Dates
Interest on the notes will be paid semi-annually in arrears on February 1 and August 1 of each year, commencing on August 1, 2024.
Optional Redemption
EQT may, at its option, redeem all or a portion of the notes at any time prior to November 1, 2033 (three months prior to maturity) at a price equal to 100% of the principal amount of the notes being redeemed, plus a “make-whole” premium, plus accrued and unpaid interest, if any, to, but excluding, the date of redemption. EQT may, at its option, redeem all or a portion of the notes at any time on or after November 1, 2033 at par plus accrued and unpaid interest, if any, to, but excluding, the date of redemption. See the “Description of Notes — Optional Redemption” section in this prospectus supplement.
Ranking
The notes will be senior unsecured debt obligations of EQT and will rank equally with all of EQT’s other unsecured and unsubordinated debt obligations from time to time outstanding.
The notes will be effectively subordinated to any of EQT’s existing and future secured debt to the extent of the value of the assets securing that debt and will be structurally subordinated to all existing and any future debt and any other liabilities of EQT’s subsidiaries. As of September 30, 2023, EQT had approximately $5.9 billion outstanding indebtedness with which the notes will rank pari passu.
Further Issues
EQT may, at any time and from time to time, without notice to or consent of the holders, issue additional debt securities of the same maturity, coupon and other terms as the notes offered hereby. Any such additional notes, together with the notes offered hereby, will constitute a single series of notes under the Indenture (as defined herein); provided, that any such additional notes that are not fungible with the notes offered hereby for U.S. federal income tax purposes will have a separate CUSIP, ISIN and/or other identifying number, if applicable, from the notes offered hereby.
Certain Covenants
The Indenture governing the notes will contain covenants that limit the ability of EQT and its subsidiaries to incur debt secured by liens and enter into sale and leaseback transactions and that limit the ability of EQT to consolidate, merge or sell other than for cash or lease its assets substantially as an entirety to another entity or to purchase the assets of another entity substantially as an entirety. These covenants are subject to important exceptions and qualifications, which are described in the “Description of Notes” section of this prospectus supplement.
Use of Proceeds
We expect to receive aggregate net proceeds of approximately $741.8 million from the sale of the notes to the underwriters after deducting the underwriting discounts and other offering expenses payable by us. We expect to use the net proceeds from this offering to repay a portion of the borrowings under the Term Loan Credit Agreement.
Conflicts of Interest
Certain of the underwriters or their respective affiliates are lenders under the Term Loan Credit Agreement and will receive, in their capacities as such, a pro rata portion of the net proceeds from this offering. Because the portion of the net proceeds expected to be so paid to certain of the underwriters or their respective affiliates will be more than 5% of the net proceeds of this offering, this offering will be made in compliance with the requirements of Financial Industry Regulatory Authority (“FINRA”) Rule 5121. Since the notes offered hereby are expected to be rated investment grade, pursuant to FINRA Rule 5121, the appointment of a qualified independent underwriter is not necessary. See “Underwriting (Conflicts of Interest) — Conflicts of Interest.”
Governing Law
The notes and the Indenture will be governed by the laws of the State of New York.
Trustee, Registrar and Paying Agent
The Bank of New York Mellon.
Material U.S. Federal Income Tax Considerations
You should consult your own tax advisors as to the particular tax consequences to you of the ownership and disposition of the notes, including with respect to the applicability and effect of any U.S. federal, state, local or non-U.S. income tax laws or any tax treaty, and any changes (or proposed changes) in tax laws or interpretations thereof. See the “Material U.S. Federal Income Tax Considerations” section in this prospectus supplement.
Risk Factors
See the “Risk Factors” section in this prospectus supplement and other information included or incorporated by reference in this prospectus supplement and the accompanying prospectus, including the section captioned Part I, Item 1A, “Risk Factors,” beginning on page 24 of EQT’s Annual Report on Form 10-K for the fiscal year ended December 31, 2022, for a discussion of the factors you should carefully consider before deciding to invest in the notes.

Summary Historical Consolidated Financial Information of EQT
We derived the following summary historical statements of consolidated operations data and summary historical cash flow data for the years ended December 31, 2022, 2021 and 2020 and the summary historical balance sheet data as of December 31, 2022 and 2021 from our audited consolidated financial statements included in EQT’s Annual Report on Form 10-K for the fiscal year ended December 31, 2022. We derived the following summary historical statements of consolidated operations data and summary historical cash flow data for the nine months ended September 30, 2023 and 2022 and the summary historical balance sheet data as of September 30, 2023 from our unaudited condensed consolidated financial statements included in EQT’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2023.
Our historical results are not necessarily indicative of the results that may be expected in the future, and the results as of and for the nine months ended September 30, 2023 are not necessarily indicative of results expected for the fiscal year ended December 31, 2023 or any future period. The information set forth below is only a summary, and you should read it in conjunction with the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” sections and the consolidated financial statements and the related notes included in EQT’s Annual Report on Form 10-K for the fiscal year ended December 31, 2022 and Quarterly Report on Form 10-Q for the quarterly periods ended March 31, 2023, June 30, 2023 and September 30, 2023, which are incorporated by reference into this prospectus supplement and the accompanying prospectus.
	Years ended December 31,			Nine months ended September 30,
(In thousands)	2022	2021	2020	2023	2022
				(unaudited)
Statements of consolidated operations
Operating revenues:
Sales of natural gas, NGLs and oil	$12,114,168	$6,804,020	$2,650,299	$3,680,566	$9,546,029
(Loss) gain on derivatives	(4,642,932)	(3,775,042)	400,214	1,167,144	(5,550,028)
Net marketing services and other	26,453	35,685	8,330	18,214	21,860
Total operating revenues	7,497,689	3,064,663	3,058,843	4,865,924	4,017,861
Operating expenses:
Transportation and processing	2,116,976	1,942,165	1,710,734	1,592,934	1,596,900
Production	300,985	225,279	155,403	170,071	235,353
Exploration	3,438	24,403	5,484	2,602	2,870
Selling, general and administrative	252,645	196,315	174,769	168,999	195,603
Depreciation and depletion	1,665,962	1,676,702	1,393,465	1,230,255	1,269,936
Amortization of intangible assets	—	—	26,006	—	—
(Gain) loss/impairment on sale/exchange of long-lived assets	(8,446)	(21,124)	100,729	17,814	(2,455)
Impairment of contract and other assets	214,195	—	34,694	—	184,945
Impairment and expiration of leases	176,606	311,835	306,688	22,290	97,536
Other operating expenses	57,331	70,063	28,537	69,265	38,952
Total operating expenses	4,779,692	4,425,638	3,936,509	3,274,230	3,619,640
Operating income (loss)	2,717,997	(1,360,975)	(877,666)	1,591,694	398,221
Gain on Equitrans Share Exchange	—	—	(187,223)	—	—
Loss (income) from investments	4,931	(71,841)	314,468	(5,310)	14,331
Dividend and other income	(11,280)	(19,105)	(35,512)	(869)	(11,066)

	Years ended December 31,			Nine months ended September 30,
(In thousands)	2022	2021	2020	2023	2022
				(unaudited)
Loss (gain) on debt extinguishment	140,029	9,756	25,435	(55)	139,085
Interest expense, net	249,655	289,753	259,268	146,856	194,025
Income (loss) before income taxes	2,334,662	(1,569,538)	(1,254,102)	1,451,072	61,846
Income tax expense (benefit)	553,720	(428,037)	(295,293)	217,975	(5,257)
Net income (loss)	1,780,942	(1,141,501)	(958,809)	1,233,097	67,103
Less: Net income (loss) attributable to noncontrolling interests	9,977	1,246	(10)	(80)	8,120
Net income (loss) attributable to EQT Corporation	$1,770,965	$(1,142,747)	$(958,799)	$1,233,177	$58,983
Statements of consolidated cash flows
Net cash provided by (used in):
Operating activities	$3,465,560	$1,662,448	$1,537,701	$2,554,464	$2,401,758
Investing activities	(1,421,753)	(2,072,742)	(1,555,800)	(3,774,109)	(1,017,138)
Financing activities	(699,126)	506,047	31,713	(174,249)	(1,411,042)
	As of December 31,		As of September 30,
(In thousands)	2022	2021	2023
			(unaudited)
Consolidated balance sheets
Net property, plant and equipment	$18,167,333	$18,418,920	$22,922,080
Total assets	22,669,926	21,607,388	24,554,988
Total debt	5,678,965	5,591,072	5,915,866
Total common shareholders’ equity	11,172,474	9,954,763	14,201,332
Total equity	11,213,328	9,970,999	14,209,557

Summary Historical Consolidated Financial Information of the Tug Hill and XcL Midstream Sellers
We derived the following summary historical statements of consolidated income data and summary historical cash flow data for the years ended December 31, 2022 and 2021 and the summary historical balance sheet data as of December 31, 2022 and 2021 from the Tug Hill and XcL Midstream Sellers’ audited consolidated financial statements, which were included in EQT’s Current Report on Form 8-K filed with the SEC on May 3, 2023. We derived the following summary historical statements of consolidated income data and summary historical cash flow data for the six months ended June 30, 2023 and 2022 and the summary historical balance sheet data as of June 30, 2023 from the Tug Hill and XcL Midstream Sellers’ unaudited condensed consolidated financial statements, which were included in EQT’s Current Report on Form 8-K/A filed with the SEC on October 30, 2023. The audited and unaudited financial statements of the Tug Hill and XcL Midstream Sellers includes the accounts of the companies acquired by us in the Tug Hill and XcL Midstream Acquisition. The Tug Hill and XcL Midstream Sellers are not subject to income taxes due to their limited liability company structure.
The Tug Hill and XcL Midstream Sellers’ historical results are not necessarily indicative of the results that may be expected in the future, and the results as of and for the six months ended June 30, 2023 are not necessarily indicative of results expected for the companies acquired by us in the Tug Hill and XcL Midstream Acquisition for the year ended December 31, 2023 or any future period. The information set forth below is only a summary, and you should read it in conjunction with the Tug Hill and XcL Midstream Sellers’ financial statements and the related notes included in EQT’s Current Report on Form 8-K filed with the SEC on May 3, 2023 and EQT’s Current Report on Form 8-K/A filed with the SEC on October 30, 2023, which are incorporated by reference into this prospectus supplement and the accompanying prospectus.
Tug Hill Upstream Seller
	Year ended December 31,		Six months ended June 30,
(In thousands)	2022	2021	2023	2022
			(unaudited)
Statements of consolidated income
Revenues:
Natural gas, NGLs and oil sales	$1,688,665	$965,870	$376,753	$845,736
Net (loss) gain on derivative instruments	(880,111)	(489,444)	137,841	(528,493)
Other revenue (losses)	1,313	4,571	928	(515)
Total revenues	809,867	480,997	515,522	316,728
Operating expenses:
Lease operating expenses	38,564	20,341	20,837	19,230
Midstream operating expenses	—	—	276	343
Production taxes	93,787	48,988	17,976	46,414
Gathering, processing and transportation	192,890	170,709	91,536	92,992
Exploration expense	16,454	9,115	4,931	4,490
Depreciation, depletion and amortization	206,738	166,225	120,791	108,327
General and administrative	19,961	19,185	37,446	8,129
Loss (gain) on sale of other property and equipment	229	4,256	(1,009)	19
Total operating expenses	568,623	438,819	292,784	279,944
Income from operations	241,244	42,178	222,738	36,784
Other income (expenses):
Interest expense	(32,325)	(23,864)	(22,036)	(12,091)
Interest income	327	30	525	49

	Year ended December 31,		Six months ended June 30,
(In thousands)	2022	2021	2023	2022
			(unaudited)
Other income	19	—	—	—
Total other expense	(31,979)	(23,834)	(21,511)	(12,042)
Net income	$209,265	$18,344	$201,227	$24,742
Statements of consolidated cash flows
Net cash provided by (used in):
Operating activities	$431,963	$379,536	$235,170	$193,605
Investing activities	(531,751)	(340,075)	(248,030)	(241,253)
Financing activities	109,701	(23,603)	13,144	49,916
	As of December 31,		As of June 30,
(In thousands)	2022	2021	2023
			(unaudited)
Consolidated balance sheets
Total property and equipment, net	$1,871,097	$1,559,542	$1,956,484
Total assets	2,416,999	1,863,444	2,332,547
Revolving credit facility	508,773	547,658	522,542
Total members’ equity	981,736	772,471	1,182,963
XcL Midstream Seller
	Year ended December 31,		Six months ended June 30,
(In thousands)	2022	2021	2023	2022
			(unaudited)
Statements of consolidated income
Revenues:
Midstream revenue	$2,448	$2,469	$603	$1,588
Midstream revenue – affiliate	87,420	80,183	46,775	44,537
Water transportation revenue – affiliate	—	6,207	—	—
Processing revenue	31,872	27,946	16,139	16,259
Other revenue (losses)	2	—	(90)	—
Total revenues	121,742	116,805	63,427	62,384
Operating expenses:
Midstream operating expenses	18,202	15,398	9,956	8,695
Processing operating expenses	4,795	3,748	2,661	2,089
General and administrative	12,595	9,387	10,494	5,102
Depreciation, depletion, and amortization	31,321	30,431	16,938	14,876
Total operating expenses	66,913	58,964	40,049	30,762
Income from operations	54,829	57,841	23,378	31,622
Other expenses:
(Loss) gain on sale of assets	—	(307)	37	—
Interest expense	(8,620)	(6,735)	(7,066)	(3,367)
Total other expense, net	(8,620)	(7,042)	(7,029)	(3,367)
Net income	$46,209	$50,799	$16,349	$28,255

	Year ended December 31,		Six months ended June 30,
(In thousands)	2022	2021	2023	2022
			(unaudited)
Statements of consolidated cash flows
Net cash provided by (used in):
Operating activities	$84,591	$85,442	$31,066	$55,082
Investing activities	(71,063)	(56,146)	(38,823)	(28,644)
Financing activities	(25,585)	(20,042)	7,786	(25,585)
	As of December 31,		As of June 30,
(In thousands)	2022	2021	2023
			(unaudited)
Consolidated balance sheets
Property and equipment, net	$610,267	$560,054	$628,472
Total assets	639,771	608,290	659,041
Revolving credit facility, net of deferred financing costs	157,251	179,630	167,514
Total members’ equity	451,537	407,914	465,727

Summary Unaudited Pro Forma Condensed Combined Financial Information
The following summary unaudited pro forma condensed combined statements of operations data for the six months ended June 30, 2023 and for the year ended December 31, 2022 are presented as if the Tug Hill and XcL Midstream Acquisition had occurred on January 1, 2022. The summary unaudited pro forma condensed combined balance sheet data are presented as if the Tug Hill and XcL Midstream Acquisition had occurred on June 30, 2023.
The following summary unaudited pro forma condensed combined financial information has been prepared for informational purposes only and does not purport to represent what the actual consolidated results of operations or the consolidated position of the Company would have been had the pro forma events occurred on the dates assumed, nor are they necessarily indicative of future consolidated results of operations or consolidated financial position. Future results may vary significantly from the results reflected because of various factors, including those discussed or referred to in the “Risk Factors” section in this prospectus supplement. The following summary unaudited pro forma condensed combined financial information should be read in conjunction with the unaudited pro forma condensed combined financial information included in EQT’s Current Report on Form 8-K/A filed with the SEC on October 30, 2023, which is incorporated by reference into this prospectus supplement and the accompanying prospectus.
(In thousands)	Year ended December 31, 2022	Six months ended June 30, 2023
Unaudited pro forma condensed combined statements of operations data
Sales of natural gas, natural gas liquids and oil	$13,802,833	$3,055,436
Net income attributable to EQT Corporation	2,565,031	1,279,242
(In thousands)	As of June 30, 2023
Unaudited pro forma condensed combined balance sheet data
Net property, plant and equipment	$22,865,443
Total assets	24,881,404
Total debt	5,914,430
Total equity	14,186,643

RISK FACTORS
Any investment in the notes involves a high degree of risk. You should carefully consider the risks described below and all of the information contained in this prospectus supplement, the accompanying prospectus, any free writing prospectus and the documents incorporated by reference herein and therein before deciding whether to purchase the notes. In particular, you should carefully consider, among other things, the risks to our business and other matters discussed under the section captioned Part I, Item 1A, “Risk Factors” in EQT’s Annual Report on Form 10-K for the fiscal year ended December 31, 2022. If any such risks and uncertainties actually occur, you may lose all or part of your investment. Additional risks and uncertainties not presently known to us or that we currently deem immaterial may also impair our business, financial condition or results of operations and result in a loss of all or part of your investment.
Risks Related to this Offering and the Notes
The notes are structurally subordinated to the liabilities of EQT’s subsidiaries and effectively subordinated to any existing and future secured debt to the extent of the value of the assets securing any such secured debt. EQT may not have sufficient funds to fulfill its obligations under the notes.
The notes are obligations exclusively of EQT. EQT is a holding company and, accordingly, substantially all of its operations are conducted through its subsidiaries. As a result, EQT’s debt is structurally subordinated to all existing and future debt, trade creditors and other liabilities of EQT’s subsidiaries and effectively subordinated to any existing and future secured debt to the extent of the value of the assets securing any such secured debt. EQT’s rights, and hence the rights of its creditors, to participate in any distribution of assets of any subsidiary upon its liquidation or reorganization or otherwise would be subject to the prior claims of that subsidiary’s creditors, except to the extent that EQT’s claims as a creditor of such subsidiary may be recognized. As a result of the foregoing and due to other factors, EQT may not have sufficient funds to fulfill its obligations under the notes.
EQT depends upon its subsidiaries to service its debt.
EQT’s cash flow and ability to service its debt, including the notes, is dependent upon the earnings of its subsidiaries. EQT’s subsidiaries are separate and distinct legal entities. They have no obligation to pay any amounts due under the notes or to provide EQT with funds for its payment obligations. Payment to EQT by its subsidiaries will also be contingent upon its subsidiaries’ earnings and other business considerations.
Our substantial indebtedness could adversely affect our financial condition.
We currently have, and after the completion of this offering, we will continue to have, a significant amount of indebtedness. This significant amount of indebtedness could limit our ability to obtain additional financing for working capital, capital expenditures, stock repurchases, acquisitions, debt service requirements or other purposes. It may also increase our vulnerability to adverse economic, market and industry conditions, limit our flexibility in planning for, or reacting to, changes in our business operations or to our industry overall, and place us at a disadvantage in relation to our competitors that have lower debt levels. Any or all of the above events and/or factors could have an adverse effect on our results of operations and financial condition.
EQT and its subsidiaries may still be able to incur substantially more debt.
EQT and its subsidiaries may be able to incur substantial additional indebtedness in the future. The Indenture will not restrict EQT’s or its subsidiaries’ ability to incur a specified amount of secured indebtedness or an unlimited amount of secured indebtedness to the extent the notes are secured equally and ratably with such indebtedness. In addition, the notes will not require us to achieve or maintain any minimum financial results relating to our financial condition or results of operations. Our ability to recapitalize, incur additional debt, and to take a number of other actions that are not limited by the terms of the notes could have the effect of diminishing our ability to make payments on the notes when due. In addition, EQT will not be restricted from repurchasing common stock by the terms of the notes.

EQT may issue additional notes.
EQT may from time to time without notice to, or the consent of, the holders of the notes, create and issue additional notes, which notes will be equal in rank to the notes offered hereby so that the new notes may be consolidated and form a single series with the notes offered hereby and have the same terms as to status, redemption or otherwise as such notes (except for the issue date and, under certain circumstances, the issue price, the initial interest payment date and corresponding record date and the date from which interest thereon will begin to accrue).
The notes will not be protected by restrictive covenants.
Except for limitations on liens and sale and leaseback transactions, the Indenture will not contain any financial or operating covenants or restrictions on the payment of dividends, the incurrence of indebtedness or the issuance or repurchase of securities by EQT or any of its subsidiaries. In addition, the Indenture will not contain covenants or other provisions to afford protection to holders of the notes in the event of a change of control involving us.
There is no public market for the notes.
We can give no assurances concerning the liquidity of any market that may develop for the notes offered hereby, the ability of any investor to sell the notes or the prices at which investors would be able to sell them. If a market for the notes does not develop, investors may be unable to resell the notes for an extended period of time, if at all. If a market for the notes does develop, it may not continue or it may not be sufficiently liquid to allow holders to resell any of the notes. Consequently, investors may not be able to liquidate their investment readily, and lenders may not readily accept the notes as collateral for loans.
Our credit ratings may not reflect all risks of an investment in the notes, and changes in our credit ratings may adversely affect your investment in the notes and may require us to post cash collateral or additional letters of credit.
The credit ratings assigned to the notes are not a recommendation to buy, sell or hold the notes and do not address all material risks relating to an investment in the notes, but rather reflect only the view of each rating agency at the time the rating is issued. Each agency’s rating should be evaluated independently of any other agency’s rating. We have no obligation to maintain the ratings, and neither we nor any underwriter undertakes any obligation to advise holders of notes of any change in ratings.
We cannot assure you that our credit ratings will remain in effect for any given period of time or that a rating will not be revised downward, placed on a watch list or withdrawn entirely by the applicable rating agencies if in their judgment circumstances so warrant. An increase in the level of our outstanding indebtedness, an inability to reduce our indebtedness in a timely fashion or at all, or other events that could have an adverse impact on our business, properties, financial condition, results of operations or prospects may cause the rating agencies to downgrade our debt credit rating generally and the ratings on the notes. Actual or anticipated changes or downgrades in our credit ratings, including any announcement that our ratings are under review for a downgrade, could affect the trading price for or liquidity of the notes, increase our corporate borrowing costs, limit our access to the capital markets or result in more restrictive covenants in future debt agreements.
In addition, downgrades in our credit ratings would allow certain counterparties to our pipeline and gathering agreements and hedging contracts to require us to post cash collateral or letters of credit to support our commitments to them. Although we believe we have sufficient letter of credit capacity or other liquidity options to satisfy our collateral obligations in such a scenario, we cannot predict the impact these posting requirements may have on our business, financial condition, results of operations or prospects.
The preliminary estimated financial and operating data included in this prospectus supplement has not been audited or reviewed by our independent registered public accounting firm and is derived through estimates by management and, accordingly, such preliminary estimated financial and operating data may differ significantly from our actual results.
This prospectus supplement contains preliminary estimated ranges of certain financial and operating results for the quarter ended December 31, 2023. Such estimates are preliminary and inherently uncertain and subject to change as we finalize our financial and operating data for the fourth quarter of 2023. There can be no assurance that our final results for the fourth quarter of 2023 will not differ materially from these estimates. In addition, our independent registered public accounting firm has not audited, reviewed, compiled or applied agreed-upon procedures with respect to this preliminary estimated financial data.
The unaudited pro forma condensed combined financial information contained in, or incorporated into, this prospectus supplement is presented for illustrative purposes only and may not be reflective of our operating results, financial condition or reserves following completion of the Tug Hill and XcL Midstream Acquisition.
The unaudited pro forma condensed combined financial information contained in, or incorporated into, this prospectus supplement is presented for illustrative purposes only, is not necessarily indicative of what our actual financial position or results of operations would have been had the Tug Hill and XcL Midstream Acquisition been completed on the dates indicated or of our future operating results, financial condition or reserves, and reflects adjustments based upon preliminary estimates of the fair value of the assets acquired and liabilities assumed. Our actual results and financial position may differ materially and adversely from the pro forma information that is contained in, or incorporated into, this prospectus supplement.

USE OF PROCEEDS
We expect to receive aggregate net proceeds of approximately $741.8 million from the sale of the notes to the underwriters after deducting the underwriting discounts and other offering expenses payable by us.
We expect to use the net proceeds from this offering to repay a portion of the borrowings under the Term Loan Credit Agreement.
Certain of the underwriters in this offering or their respective affiliates are lenders under the Term Loan Credit Agreement and will receive a portion of the net proceeds from this offering in their capacities as such. See “Underwriting (Conflicts of Interest) — Conflicts of Interest.”

CAPITALIZATION
The following table sets forth our cash and cash equivalents and our capitalization as of September 30, 2023:
•
on a historical basis; and

•
on an as adjusted basis to give effect to this offering and the application of the net proceeds therefrom to repay a portion of the borrowings under the Term Loan Credit Agreement.

This table should be read in conjunction with the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section and the consolidated financial statements and notes thereto included in EQT’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2023 (which is incorporated by reference in this prospectus supplement and the accompanying prospectus) and the “Use of Proceeds” section in this prospectus supplement.
	As of September 30, 2023
(In thousands)	Historical	As Adjusted
Cash and cash equivalents	$64,750	$64,750
Debt(1):
Revolving credit facility(2)	$—	$—
Term Loan Credit Agreement	1,243,280	505,522(3)
Notes due February 1, 2025	600,128	600,128
Convertible Notes due May 1, 2026(4)	408,450	408,450
Notes due May 15, 2026	389,674	389,674
Debentures due July 15, 2026	113,591	113,591
Notes due October 1, 2027	1,165,167	1,165,167
Notes due April 1, 2028	489,810	489,810
Notes due January 15, 2029	314,956	314,956
Notes due February 1, 2030	670,865	670,865
Notes due May 15, 2031	429,972	429,972
Note payable to EQM Midstream Partners, LP	89,973	89,973
Notes offered hereby	—	741,790
Total debt	$5,915,866	$5,919,898
Shareholders’ equity:
Common stock, no par value; 640,000 shares authorized and 411,311 shares issued	$11,958,441	$11,958,441
Retained earnings	2,245,615	2,241,583
Accumulated other comprehensive loss	(2,724)	(2,724)
Total common shareholders’ equity	14,201,332	14,197,300
Noncontrolling interest in consolidated subsidiaries	8,225	8,225
Total equity	$14,209,557	$14,205,525
Total capitalization	$20,125,423	$20,125,423

(1)
Net of unamortized discount and debt issuance costs of approximately $46.2 million, on a historical basis, and $50.4 million, on an as adjusted basis.

(2)
EQT has a $2.5 billion revolving credit facility that matures in June 2027. During the three months ended September 30, 2023, the maximum amount of outstanding borrowings thereunder at any time was $158 million and the average daily balance was approximately $28 million. As of January 12, 2024, there were $5 million of outstanding borrowings and approximately $15 million of letters of credit outstanding thereunder.

(3)
Reflects application of net proceeds of approximately $741.8 million from this offering, net of the write off of approximately $4.0 million in unamortized discount and debt issuance costs, on an as adjusted basis.

(4)
On January 2, 2024, EQT announced that it would redeem any Convertible Notes outstanding on January 17, 2024 in cash for 100% of the principal amount, plus accrued and unpaid interest on such Convertible Notes to, but excluding, such redemption date. Pursuant to the indenture governing the Convertible Notes, in lieu of surrendering their Convertible Notes for redemption, holders of the Convertible Notes could elect to convert their Convertible Notes at any time before 5:00 p.m., New York City time, on January 12, 2024. As of January 17, 2024, there are no outstanding Convertible Notes. See “Summary — Recent Developments — Convertible Notes Redemption” for more information.

DESCRIPTION OF NOTES
The following description is only a summary of certain provisions of the Indenture (as defined below) and the notes offered hereby (the “notes”), copies of which are available upon request to us at the address set forth under the “Incorporation of Certain Documents by Reference” section of this prospectus supplement. In this Description of Notes section, the term “EQT” refers only to EQT Corporation and not to any of its subsidiaries or affiliates. You can find the definitions of certain capitalized terms used in this Description of Notes under the subheading “Certain Definitions.” Certain capitalized terms used in this Description of Notes but not defined below under the subheading “Certain Definitions” have the meanings assigned to them in the Indenture. We urge you to read the Indenture and the notes because they, and not this Description of Notes, define your rights as holders of the notes.
General
EQT will issue the notes as a series of debt securities under a base indenture, dated as of March 18, 2008, as supplemented by a second supplemental indenture, dated as of June 30, 2008 (together, the “base indenture”), between EQT, as successor, and The Bank of New York Mellon, as trustee (the “Trustee”), as supplemented by a seventeenth supplemental indenture (together with the base indenture, the “Indenture”) to be entered into between EQT and the Trustee with respect to the notes.
The notes will be senior, unsecured obligations of EQT and will rank equally with all of EQT’s other existing and future unsecured and unsubordinated indebtedness. The notes will be represented by Global Securities, which will be deposited with, or on behalf of, The Depository Trust Company (“DTC”) and registered in the name of DTC’s nominee. Each note represented by a Global Security is referred to herein as a “Book-Entry Note.”
The Indenture does not limit the amount of notes or other debt securities of EQT that may be issued under the Indenture. EQT may at any time and from time to time, without notice to or consent of the holders, issue additional debt securities, including additional debt securities with the same ranking, interest rate, maturity date and other terms as the notes (except, as applicable, for the issue date, the issue price, the initial interest payment date and corresponding record date and the date from which interest thereon will begin to accrue). Any such additional notes, together with the notes, will constitute a single series of notes under the Indenture; provided, that any such additional notes that are not fungible with the notes for U.S. federal income tax purposes will have a separate CUSIP, ISIN and/or other identifying number, if applicable, from the notes offered hereby. References herein to the notes shall include (unless the context otherwise requires) any additional notes issued as described in this paragraph.
Unless otherwise provided and except with respect to Book-Entry Notes, principal of and premium, if any, and interest, if any, on the notes will be payable, and the transfer of notes will be registrable, at the Corporate Trust Office of the Trustee, except that, at the option of EQT, interest may be paid by mailing a check to the holder of the notes entitled thereto or, in accordance with arrangements satisfactory to the Trustee, at the option of the holder of the notes by wire transfer to an account designated by such holder.
For a description of payments of principal of, and premium, if any, and interest on, and transfer of, Book-Entry Notes and exchanges of Global Securities representing Book-Entry Notes, see “— Book-Entry, Delivery and Form.”
The notes will be issued only in fully registered form without coupons only in denominations of $2,000 and in integral multiples of $1,000 in excess thereof.
Payments
The stated maturity of principal for the notes will be February 1, 2034. The notes will bear interest (computed on the basis of a 360-day year consisting of twelve 30-day months) from January 19, 2024 at the rate of 5.750% per annum, payable semi-annually in arrears. Interest on the notes will be payable on February 1 and August 1 of each year, commencing on August 1, 2024, to the holders of record of the notes at the close of business on the January 15 or July 15 (whether or not a Business Day), as the case may be, preceding the relevant interest payment date. Interest payable on each interest payment date will include interest accrued from January 19, 2024 or from the most recent interest payment date to which interest has been paid or duly provided for. If any payment date is not a Business Day, then payment will be made on the next succeeding Business Day, but without any additional interest or other amount.
Optional Redemption
Prior to the Par Call Date (as defined below), EQT may redeem the notes at its option, in whole or in part, at any time and from time to time, at a redemption price (expressed as a percentage of principal amount and rounded to three decimal places) equal to the greater of:
(1)
(a) the sum of the present values of the remaining scheduled payments of principal and interest thereon discounted to the redemption date (assuming the notes matured on the Par Call Date) on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate (as defined below) plus 25 basis points, less (b) interest accrued to the date of redemption, and

(2)
100% of the principal amount of the notes to be redeemed,

plus, in either case, accrued and unpaid interest thereon to the redemption date.
On or after the Par Call Date, EQT may redeem such notes, in whole or in part, at any time and from time to time, at a redemption price equal to 100% of the principal amount of such notes being redeemed plus accrued and unpaid interest thereon to the redemption date.
“Par Call Date” means November 1, 2033 (the date that is three months prior to the maturity date of the notes).
“Treasury Rate” means, with respect to any redemption date, the yield determined by EQT in accordance with the following two paragraphs.
The Treasury Rate shall be determined by EQT after 4:15 p.m., New York City time (or after such time as yields on U.S. government securities are posted daily by the Board of Governors of the Federal Reserve System), on the third Business Day preceding the redemption date based upon the yield or yields for the most recent day that appear after such time on such day in the most recent statistical release published by the Board of Governors of the Federal Reserve System designated as “Selected Interest Rates (Daily) — H.15” (or any successor designation or publication) (“H.15”) under the caption “U.S. government securities — Treasury constant maturities — Nominal” (or any successor caption or heading) (“H.15 TCM”). In determining the Treasury Rate, EQT shall select, as applicable: (1) the yield for the Treasury constant maturity on H.15 exactly equal to the period from the redemption date to the Par Call Date (the “Remaining Life”); or (2) if there is no such Treasury constant maturity on H.15 exactly equal to the Remaining Life, the two yields — one yield corresponding to the Treasury constant maturity on H.15 immediately shorter than and one yield corresponding to the Treasury constant maturity on H.15 immediately longer than the Remaining Life — and shall interpolate to the Par Call Date on a straight-line basis (using the actual number of days) using such yields and rounding the result to three decimal places; or (3) if there is no such Treasury constant maturity on H.15 shorter than or longer than the Remaining Life, the yield for the single Treasury constant maturity on H.15 closest to the Remaining Life. For purposes of this paragraph, the applicable Treasury constant maturity or maturities on H.15 shall be deemed to have a maturity date equal to the relevant number of months or years, as applicable, of such Treasury constant maturity from the redemption date.
If on the third Business Day preceding the redemption date H.15 TCM is no longer published, EQT shall calculate the Treasury Rate based on the rate per annum equal to the semi-annual equivalent yield to maturity at 11:00 a.m., New York City time, on the second Business Day preceding such redemption date of the United States Treasury security maturing on, or with a maturity that is closest to, the Par Call Date, as applicable. If there is no United States Treasury security maturing on the Par Call Date but there are two or more United States Treasury securities with a maturity date equally distant from the Par Call Date, one with a maturity date preceding the Par Call Date and one with a maturity date following the Par Call Date, EQT shall select the United States Treasury security with a maturity date preceding the Par Call Date. If there are two or more United States Treasury securities maturing on the Par Call Date or two or more United States Treasury securities meeting the criteria of the preceding sentence, EQT shall select from among these two or more United States Treasury securities the United States Treasury security that is trading closest to par based upon the average of the bid and asked prices for such United States Treasury securities at 11:00 a.m., New York City time. In determining the Treasury Rate in accordance with the terms of this paragraph, the semi-annual yield to maturity of the applicable United States Treasury security shall be based upon the average of the bid and asked prices (expressed as a percentage of principal amount) at 11:00 a.m., New York City time, of such United States Treasury security, and rounded to three decimal places.
General
Unless EQT defaults in payment of the redemption price, on and after the redemption date, interest will cease to accrue on the notes or portions of the notes called for redemption.
Notice of any redemption will be mailed, or delivered electronically if such notes are held by any depositary (including, without limitation, DTC) in accordance with such depositary’s customary procedures, at least ten days, but not more than 60 days, before the redemption date to each registered holder of notes to be redeemed.
In the case of a partial redemption, selection of the notes for redemption will be made pro rata, by lot or by such other method as determined or chosen by DTC. No notes of a principal amount of $2,000 or less will be redeemed in part. If any note is to be redeemed in part only, the notice of redemption that relates to the note will state the portion of the principal amount of the note to be redeemed. A new note in a principal amount equal to the unredeemed portion of the note will be issued in the name of the holder of the note upon surrender for cancellation of the original note. For so long as the notes are held by DTC (or another depositary), the redemption of the notes shall be done in accordance with the policies and procedures of the depositary.
Except as set forth above, the notes will not be redeemable by EQT prior to maturity and will not be entitled to the benefit of any sinking fund.
Certain Covenants
The Indenture will contain certain covenants, including, among others, those described below. Except as set forth below, EQT will not be restricted by the Indenture from incurring any type of indebtedness or other obligation, from paying dividends or making distributions on its capital stock or purchasing or redeeming its capital stock. In addition, the Indenture will not contain any provisions that would require EQT to repurchase or redeem or otherwise modify the terms of any of the notes upon a change in control or other events involving EQT that may adversely affect the creditworthiness of the notes. The Indenture will not restrict the ability of EQT or its subsidiaries to transfer assets to and among EQT’s subsidiaries.
Restriction on Liens
The Indenture will provide that EQT shall not, and shall not permit any Restricted Subsidiary to, issue, assume or guarantee any Debt secured by a mortgage, pledge, security interest or lien (any mortgage, pledge, security interest or lien being hereinafter referred to as a “lien” or “liens”) upon any Principal Property of EQT or of any Restricted Subsidiary or upon any shares of stock or Debt issued by any Restricted Subsidiary, whether now owned or hereafter acquired, without in any such case effectively providing that the notes together with, if EQT shall so determine, any other indebtedness of or guaranty by EQT or such Restricted Subsidiary then existing or thereafter created which is not subordinated to the notes, shall be secured equally and ratably with (or, at the option of EQT, prior to) such secured Debt so long as such Debt shall be so secured; provided, however, that nothing in the foregoing shall prevent, restrict or apply to (and there shall be excluded from secured Debt in any computation under this covenant) Debt secured by:
•
liens on property of, or shares of stock or Debt issued by, any Subsidiary existing at the time such Subsidiary becomes a Restricted Subsidiary; provided, that such lien shall not have been incurred in connection with the transfer by EQT or a Restricted Subsidiary of a Principal Property to such Subsidiary unless EQT, within 180 days of the effective date of such transfer, applies or causes a Restricted Subsidiary to apply an amount equal to the fair value, as determined by EQT’s Board of Directors, of such Principal Property at the time of such transfer, to the prepayment or retirement of the notes or other Debt of EQT (other than Debt subordinated to the notes), or Debt of any Restricted Subsidiary (other than Debt owed to EQT or any Restricted Subsidiary), having a stated maturity (x) more than 12 months from the date of such application or (y) which is extendable at the option of the obligor thereon to a date more than 12 months from the date of such application;
•
liens on any property, shares of stock or Debt existing at the time of acquisition thereof by EQT or a Restricted Subsidiary (including acquisition through merger or consolidation) or liens to secure the payment of all or any part of the purchase price or construction cost thereof or securing any Debt incurred prior to, at the time of, or within 180 days after, the acquisition of such property, shares of stock or Debt or the completion of any such construction, whichever is later, for the purpose of financing all or any part of the purchase price or construction cost thereof;

•
liens on any property to secure all or any part of the cost of development, construction, alteration, repair or improvement of all or any portion of such property, or to secure Debt incurred prior to, at the time of, or within 180 days after, the completion of such development, construction, alteration, repair or improvement, whichever is later, for the purpose of financing all or any part of such cost;

•
liens which secure Debt owed by a Restricted Subsidiary to EQT or to another Restricted Subsidiary or by EQT to a Restricted Subsidiary so long as the Debt is held by EQT or a Restricted Subsidiary;

•
liens securing Debt of a corporation or other Person which becomes a successor of EQT in accordance with the terms of the Indenture other than Debt incurred by such corporation or other Person in connection with a consolidation, merger or sale of assets in accordance with the terms of the Indenture;

•
liens on property of EQT or a Restricted Subsidiary in favor of the United States or any state thereof, or any department, agency or instrumentality or political subdivision of the United States or any state thereof, or in favor of any other country or any political subdivision thereof, to secure partial, progress, advance or other payments pursuant to any contract or statute or to secure any indebtedness incurred or guaranteed for the purpose of financing all or any part of the purchase price or the cost of construction, alteration, repair or improvement of the property subject to such liens (including, but not limited to, liens incurred in connection with pollution control, industrial revenue or similar financing), or in favor of any trustee or mortgagee for the benefit of holders of indebtedness of any such entity incurred for any such purpose;

•
liens securing Debt which is payable, both with respect to principal and interest, solely out of the proceeds of oil, gas, coal or other minerals to be produced from the property subject thereto and to be sold or delivered by EQT or a Subsidiary, including any interest of the character commonly referred to as a “production payment”;

•
liens created or assumed by a Subsidiary on oil, gas, coal or other mineral property, owned or leased by a Subsidiary, to secure Debt of such Subsidiary for the purpose of developing such property, including any interest of the character commonly referred to as a “production payment”; provided, however, that neither EQT nor any Subsidiary shall assume or guarantee such Debt or otherwise be liable in respect thereof; or

•
any extension, renewal or replacement (or successive extensions, renewals or replacements), in whole or in part, of any lien referred to in the foregoing bullets or of any Debt secured thereby; provided, that such extension, renewal or replacement lien shall be limited to all or any part of the same property that secured the lien extended, renewed or replaced (plus any improvements and construction on such property), or to other property of EQT or its Restricted Subsidiaries not subject to the limitations in the covenant described above under “— Restrictions on Liens,” and shall secure no larger amount of Debt than that which had been so secured at the time of such extension, renewal or replacement (plus any premium or fee payable in connection therewith) and, in the case of the fourth bullet above, that the Debt being secured thereby is being secured for the same type of Person as the Debt being replaced.

The Indenture will also provide that EQT and any one or more Restricted Subsidiaries may issue, assume or guarantee Debt secured by a lien without equally and ratably securing the notes if at the time of such issuance, assumption or guarantee (the “Incurrence Time”) the aggregate amount of such Debt plus all other Debt of EQT and its Restricted Subsidiaries secured by liens (other than Debt permitted to be secured under the preceding bullets) which would otherwise be subject to the foregoing restrictions after giving effect to the retirement of any Debt which is concurrently being retired, plus the aggregate Attributable Debt (determined as of the Incurrence Time) of Sale and Leaseback Transactions (other than Sale and Leaseback Transactions permitted by the first two bullets below) entered into after the closing date of this offering and in existence at the Incurrence Time (less the aggregate amount of proceeds of such Sale and Leaseback Transactions which shall have been applied in accordance with the third bullet below), does not exceed the greater of (i) $2.5 billion and (ii) 15% of Consolidated Net Tangible Assets; provided that to the extent the aggregate amount of any such Debt exceeds clause (ii) above but does not exceed clause (i), such incremental amount of Debt may only be Debt under the Credit Agreement.
Restriction on Sale and Leaseback Transactions
The Indenture will further provide that EQT shall not, and shall not permit any Restricted Subsidiary to, enter into any arrangement after the closing of this offering with any bank, insurance company or other lender or investor (other than EQT or another Restricted Subsidiary) providing for the leasing as lessee by EQT or a Restricted Subsidiary of any Principal Property (except a lease for a term not to exceed three years by the end of which term it is intended that the use of such Principal Property by the lessee will be discontinued and a lease which secures or relates to industrial revenue or pollution control bonds or similar financing), which was or is owned by EQT or a Restricted Subsidiary and which has been or is to be sold or transferred by EQT or a Restricted Subsidiary to such Person more than 180 days after the completion of construction and commencement of full operation of such property by EQT or such Restricted Subsidiary, to such lender or investor or to any Person to whom funds have been or are to be advanced by such lender or investor on the security of such Principal Property (herein referred to as a “Sale and Leaseback Transaction”), unless:
•
EQT or such Restricted Subsidiary would, at the time of entering into such arrangement, be entitled pursuant to the nine bullets set forth under “— Restrictions on Liens” above, without equally and ratably securing the notes, to issue, assume or guarantee Debt secured by a lien on such Principal Property in the amount of the Attributable Debt arising from such Sale and Leaseback Transaction;

•
the Attributable Debt of EQT and its Restricted Subsidiaries in respect of such Sale and Leaseback Transaction and all other Sale and Leaseback Transactions entered into after the closing date of this offering (other than such Sale and Leaseback Transactions as are permitted as described in the bullet above or the bullet below), plus the aggregate principal amount of Debt secured by liens on Principal Properties then outstanding (not including any such Debt secured by liens described in the nine bullets set forth under “— Restrictions on Liens” above) which do not equally and ratably secure the notes, would not exceed 15% of Consolidated Net Tangible Assets; or

•
EQT, within 180 days after any such sale or transfer, applies or causes a Restricted Subsidiary to apply an amount equal to the greater of the net proceeds of such sale or transfer or the fair value, as determined by EQT’s Board of Directors, of the Principal Property so sold and leased back at the time of entering into such Sale and Leaseback Transaction to either (or a combination of) (A) the prepayment or retirement of the notes or other Debt of EQT (other than Debt subordinated to the notes), or Debt of any Restricted Subsidiary (other than Debt owed to EQT or any Restricted Subsidiary), or (B) the purchase, construction or development of other property used or useful in the business of EQT.

Notwithstanding the foregoing, where EQT or any Restricted Subsidiary is the lessee in any Sale and Leaseback Transaction, Attributable Debt shall not include any Debt resulting from the guarantee by EQT or any other Restricted Subsidiary of the lessee’s obligation thereunder.
Merger, Consolidation and Sale of Assets
EQT will not consolidate with any other entity or accept a merger of any other entity into EQT or permit EQT to be merged into any other entity, or sell other than for cash or lease its assets substantially as an entirety to another entity, or purchase the assets of another entity substantially as an entirety, unless:
•
either EQT shall be the continuing entity, or the successor, transferee or lessee entity (if other than EQT) shall expressly assume prior to or simultaneously with such consolidation, merger, sale or lease, all obligations under the Indenture or under the notes to be performed or observed by EQT; and

•
immediately after such consolidation, merger, sale, lease or purchase EQT or the successor, transferee or lessee entity (if other than EQT) would not be in default in the performance of any covenant or condition of the Indenture.

In addition, EQT will not consolidate or merge with or into any other entity, or sell other than for cash or lease its assets substantially as an entirety to another entity, or purchase the assets of another entity substantially as an entirety, if, as a result of any such consolidation, merger, sale, lease or purchase, properties or assets of EQT would become subject to a lien which would not be permitted by the Indenture, unless EQT or such successor Person, as the case may be, takes such steps as are necessary to effectively secure the notes equally and ratably with (or prior to) all indebtedness secured thereby.
General Limitations on Payment of Dividends and Making Distributions
Pennsylvania law prohibits the payment of dividends or the repurchase of EQT shares if EQT is insolvent or if EQT would become insolvent after the dividend or repurchase.
Certain Definitions
Certain terms used in this description are defined in the Indenture as follows:
“Attributable Debt” in respect of a Sale and Leaseback Transaction means, as of any particular time, the present value (discounted at the rate of interest implicit in the terms of the lease involved in such Sale and Leaseback Transaction, as determined in good faith by EQT) of the obligation of the lessee thereunder for net rental payments (excluding, however, any amounts required to be paid by such lessee, whether or not designated as rent or additional rent, on account of maintenance and repairs, services, insurance, taxes, assessments, water rates or similar charges and any amounts required to be paid by such lessee thereunder contingent upon monetary inflation or the amount of sales, maintenance and repairs, insurance, taxes, assessments, water rates or similar charges) during the remaining term of such lease (including any period for which such lease has been extended or may, at the option of the lessor, be extended).
“Business Day” means any day other than a Saturday, Sunday or other day on which commercial banks in New York, New York are authorized or required by law to close.
“Consolidated Net Tangible Assets” means the aggregate amount of assets of EQT and its consolidated Subsidiaries (less applicable reserves) after deducting therefrom (a) all goodwill, trade names, trademarks, patents, unamortized debt discount and expense and other like intangibles and (b) all current liabilities except for current maturities of long-term debt, current maturities of capitalized lease obligations, indebtedness for borrowed money having a maturity of less than 12 months from the date of the most recent audited consolidated balance sheet of EQT, but which by its terms is renewable or extendable beyond 12 months from such date at the option of the borrower and deferred income taxes which are classified as current liabilities, all as of the end of the most recently completed quarterly accounting period of EQT for which financial information is available prior to the time as of which “Consolidated Net Tangible Assets” is being determined.
“Credit Agreement” means the Third Amended and Restated Credit Agreement, dated as of June 28, 2022, by and among EQT, as borrower, and the commercial lending institutions and other parties that are agents and lenders thereunder, as amended, restated, modified, supplemented, extended, renewed, refunded, replaced or refinanced in whole or in part from time to time with one or more credit facilities or term loans of EQT or its Subsidiaries.
“Debt” means indebtedness for borrowed money.
“Default” means any event that is, or with the passage of time or the giving of notice or both would be, an Event of Default specified in the Indenture with respect to the notes.
“Person” means, except as provided in the Indenture, any individual, corporation, partnership, joint venture, trust, unincorporated organization or government or any agency or political subdivision thereof.
“Principal Property” means any manufacturing plant or production, transportation or marketing facility or other similar facility located within the United States (other than its territories and possessions)

and owned by, or leased to, EQT or any Restricted Subsidiary, the book value of the real property, plant and equipment of which (as shown, without deduction of any depreciation reserves, on the books of the owner or owners) is not less than 1.5% of Consolidated Net Tangible Assets as of the date on which such facility is acquired or a leasehold interest therein is acquired.
“Restricted Subsidiary” means any Subsidiary substantially all the property of which is located, or substantially all the business of which is carried on, within the United States (other than its territories and possessions) which shall at the time, directly or indirectly, through one or more Subsidiaries or in combination with one or more other Subsidiaries or EQT, own or be a lessee of a Principal Property.
“Subsidiary” means, with respect to EQT, a corporation of which more than 50% of the total voting power of the capital stock entitled (without regard to the occurrence of any contingency) to vote in the election of its directors is owned, directly or indirectly, by EQT or by one or more other Subsidiaries or by EQT and one or more other Subsidiaries.
Events of Default
An Event of Default with respect to the notes shall be any one of the following events:
•
the failure of EQT to pay any installment of interest on such notes when and as the same shall become payable, which failure shall have continued unremedied for a period of 30 days;

•
the failure of EQT to pay the principal of (and premium, if any, on) such notes, when and as the same shall become payable, whether at maturity or by call for redemption;

•
the failure of EQT to perform any covenants or agreements contained in the Indenture (other than a covenant or agreement which has been expressly included in the Indenture solely for the benefit of debt securities of EQT other than the notes offered pursuant to this prospectus), which failure shall not have been remedied, or without provision deemed to be adequate for the remedying thereof having been made, for a period of 90 days after written notice shall have been given to EQT by the Trustee or shall have been given to EQT and the Trustee by the holders of 25% or more in aggregate principal amount of the notes then outstanding;

•
default under any mortgage, indenture or instrument under which there may be issued or by which there may be secured or evidenced any indebtedness for money borrowed by EQT or any Subsidiary in an aggregate principal amount in excess of $200 million whether such indebtedness exists at the time of closing of this offering or shall thereafter be created, which default shall constitute a failure to pay any portion of the principal of such indebtedness when due and payable after the expiration of any applicable grace period with respect thereto or shall have resulted in such indebtedness becoming or being declared due and payable prior to the date on which it would otherwise have become due and payable, without such indebtedness having been discharged, or such acceleration having been rescinded or annulled, which continues for a period of 30 days after written notice shall have been given to EQT by the Trustee or shall have been given to EQT and the Trustee by holders of 25% or more in aggregate principal amount of the notes then outstanding; and

•
certain events of bankruptcy, insolvency or reorganization of EQT.

The Indenture provides that, if any Event of Default with respect to the notes occurs and is continuing, either the Trustee or the holders of at least 25% in principal amount of the notes then outstanding may declare the principal of and all accrued but unpaid interest on all notes then outstanding to be due and payable immediately, but under certain conditions such declaration may be rescinded and annulled and past defaults (except, unless theretofore cured, a default in payment of principal of or premium, if any, or interest, if any, on the notes and certain other specified defaults) may be waived by the holders of not less than a majority in principal amount of the notes then outstanding on behalf of the holders of all the notes.
Within 90 days after the occurrence thereof, and once the Trustee has received written notice thereof, the Trustee shall give to the holders of the notes notice of each such Default or Event of Default with respect to the notes, unless such Default shall have been cured or waived before the giving of such notice, provided, however, that such notice shall not be given until at least 30 days after the occurrence of any default in the performance of a covenant in the Indenture other than for the payment of the principal of, premium, if any, or interest on the notes. Except in the case of a default in payment of the principal of, premium, if any, or interest on the notes when and as the same shall become payable, the Trustee shall be protected in withholding such notice, if and for so long as the Trustee in good faith determines that the withholding of such notice is in the interests of the holders of the notes.
The Trustee is required, during a Default, to act with the standard of care provided in the Trust Indenture Act of 1939, as amended (the “Trust Indenture Act”). The Indenture provides that the holders of a majority in principal amount of the notes may direct the time, method and place of conducting any proceeding for any remedy available to the Trustee, or exercising any trust or power conferred on the Trustee with respect to the notes. However, the Indenture contains a provision entitling the Trustee to be indemnified to its satisfaction by holders of the notes before proceeding to exercise any right or power vested in it under the Indenture at the request or direction of the holders of the notes. The terms of the indemnification required by the Trustee will depend on the nature of the right or power requested or directed to be exercised by the holders and the circumstances that exist at that time.
Generally, the Trustee would expect to be fully protected for all actions.
Modification and Waiver
Modifications and amendments may be made by EQT and the Trustee to the Indenture, without the consent of any holder of the notes, to, among other things:
•
add to the covenants and agreements of EQT and to add Events of Default, in each case for the protection or benefit of the holders of notes;

•
evidence the succession of another corporation to EQT, or successive successions, and the assumption by such successor of the covenants and obligations of EQT;

•
evidence and provide for the acceptance of appointment under the Indenture by a successor Trustee and to add to or change any of the provisions of the Indenture as shall be necessary for or facilitate the administration of the trusts thereunder by more than one Trustee;

•
secure the notes or to add guarantors or co-obligors with respect to the notes;

•
cure any ambiguity or to correct or supplement any provision contained in the Indenture which may be defective or inconsistent with any other provision in the Indenture;

•
add to, change or eliminate any provision of the Indenture as shall be necessary or desirable in accordance with any amendments to the Trust Indenture Act;

•
make any change in the notes that does not adversely affect in any material respect the interests of the holders of the notes;

•
provide for uncertificated securities in addition to certificated securities; or

•
permit or facilitate the defeasance and discharge of the notes, provided that any such action shall not adversely affect the interests of the holders of the notes or any other series of securities issued under the Indenture.

The Indenture contains provisions permitting EQT and the Trustee, with the consent of the holders of a majority in aggregate principal amount of the notes to execute supplemental indentures adding any provisions to or changing or eliminating any of the provisions of the Indenture or modifying the rights of the holders of the notes, except that no such supplemental indenture may, without the consent of the holder of each note affected thereby:
•
change the stated maturity date of the principal of, or any installment of interest on, the notes, or reduce the principal amount thereof or the interest thereon or any premium payable upon redemption of the notes, or change the currency in which the principal of and premium, if any, or interest on the notes is denominated or payable;

•
reduce the percentage in principal amount of the outstanding notes, the consent of whose holders is required for any supplemental indenture, or the consent of whose holders is required for any waiver of compliance with certain provisions of the Indenture or certain defaults thereunder and their consequences provided for therein; or
•
reduce the percentage of holders of the notes required to consent to any waiver of defaults, covenants or supplemental indentures.

The holders of a majority in aggregate principal amount of the outstanding notes may, on behalf of all the holders of all notes:
•
waive compliance by EQT with certain restrictive provisions of the Indenture, as detailed in the Indenture; or

•
waive any past Default or Event of Default under the Indenture and its consequences, except a Default or Event of Default in the payment of any amount due with respect to any note, or in respect of any provision which under the Indenture cannot be modified or amended without the consent of the holder of each outstanding note affected.

Satisfaction and Discharge
The Indenture will cease to be of further effect with respect to the notes if:
•
all notes (other than (A) notes that have been destroyed, lost or stolen and that have been replaced or paid as provided in the Indenture and (B) notes for whose payment money has previously been deposited in trust or segregated and held in trust by EQT and thereafter repaid to EQT or discharged from such trust, as provided in the Indenture) have been delivered to the Trustee for cancellation; or

•
all notes not previously delivered to the Trustee for cancellation, (A) have become due and payable, (B) will become due and payable at their stated maturity date within one year, or (C) are to be called for redemption within one year under arrangements satisfactory to the Trustee, and EQT, in the case of (A), (B) and (C) above, has deposited or caused to be deposited with the Trustee or paying agent an amount sufficient to pay and discharge the entire indebtedness on the notes for principal and premium, if any, and interest to the date of such deposit (in the case of notes that have become due and payable) or to the stated maturity date or redemption date, as the case may be; provided, however, in the event a bankruptcy petition is filed with respect to EQT within 91 days after the deposit and the Trustee is required to return the moneys then on deposit with the Trustee to EQT, the obligations of EQT under the Indenture with respect to such notes shall not be deemed terminated or discharged.

Such trust may only be established if:
•
EQT has paid or caused to be paid all other sums payable by EQT under the Indenture; and

•
EQT has delivered to the Trustee an officer’s certificate and an opinion of counsel each stating that all conditions precedent provided for in the Indenture relating to the satisfaction and discharge of the Indenture with respect to such notes have been complied with.

Defeasance
The Indenture provides that the terms of the notes may provide EQT with the option to discharge its indebtedness represented by the notes or to cease to be obligated to comply with certain covenants under the Indenture. EQT, in order to exercise such option, will be required to deposit with the Trustee money and/or U.S. government obligations which, through the payment of interest and principal in respect thereof in accordance with their terms, will provide money in an amount sufficient to pay and discharge each installment of principal of and premium, if any, and interest on, the outstanding notes on the dates such installments of interest or principal and premium are due in accordance with the terms of the Indenture and such notes, provided, however, in the case of the notes being discharged, in the event a bankruptcy petition is filed with respect to EQT within 91 days after the deposit and the Trustee is required to return the moneys then on deposit with the Trustee to EQT, the obligations of EQT under the Indenture with respect to such notes shall not be deemed discharged.
Such trust may only be established if:

•
no Default or event that with notice or lapse of time or both would become an Event of Default with respect to the notes shall have occurred and be continuing on the date of such deposit (other than a default resulting from the borrowing of funds and the grant of any related liens to be applied to such deposit); and

•
EQT shall have delivered to the Trustee:

•
an opinion of counsel to the effect that holders of the notes will not recognize income, gain or loss for U.S. federal income tax purposes as a result of EQT’s exercise of this defeasance option and will be subject to federal income tax on the same amounts and in the same manner and at the same times as would have been the case if such action had not been exercised; and

•
in the case of the notes being discharged, a ruling to that effect received from or published by the Internal Revenue Service.

Trustee
The Trustee may resign or be removed with respect to the notes and a successor trustee may be appointed to act with respect to such notes.
Governing Law
The Indenture and the notes shall be deemed to be contracts made under the law of the State of New York, and for all purposes shall be governed by and construed in accordance with the law of said State.
Book-Entry, Delivery and Form
The notes will be represented by one or more permanent global notes in definitive, fully registered form without interest coupons. Upon issuance, the notes will be deposited with The Bank of New York Mellon, as trustee, as custodian for DTC, and registered in the name of DTC or its nominee. Ownership of beneficial interests in a global note will be limited to persons who have accounts with DTC, which we refer to as “participants,” or persons who hold interests through participants. Ownership of beneficial interests in a global note will be shown on, and the transfer of that ownership will be effected only through, records maintained by DTC or its nominee (with respect to interests of participants) and the records of participants (with respect to interests of persons other than participants).
So long as DTC, or its nominee, is the registered owner or holder of any of the notes, DTC or that nominee as the case may be, will be considered the sole owner or holder of the notes represented by the global note for all purposes under the Indenture and the notes. No beneficial owner of an interest in a global note will be able to transfer such interest except in accordance with DTC’s applicable procedures, in addition to those provided for under the Indenture.
Payments of the principal of, and interest on, a global note will be made to DTC or its nominee, as the case may be, as the registered owner thereof. None of the trustees, any paying agent, or EQT will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests in a global note or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests.
We expect that DTC or its nominee, upon receipt of any payment of principal or interest in respect of a global note, will credit participants’ accounts with payments in amounts proportionate to their respective beneficial interests in the principal amount of such global note as shown on the records of DTC or its nominee. We also expect that payments by participants to owners of beneficial interests in such global note held through such participants will be governed by standing instructions and customary practices, as is now the case with securities held for the accounts of customers registered in the names of nominees for such customers. Such payments will be the responsibility of such participants.
Transfers between participants in DTC will be effected in the ordinary way in accordance with DTC’s rules and procedures and will be settled in same-day funds.

We expect that DTC will take any action permitted to be taken by a holder of notes only at the direction of one or more participants to whose account the DTC interests in a global note is credited and only in respect of such portion of the aggregate principal amount of notes as to which such participant or participants has or have given such direction. However, if there is an Event of Default under the notes, DTC will exchange the applicable global note for certificated notes, which it will distribute to its participants.
A global note is exchangeable for definitive notes in registered certificated form if:
•
DTC (i) notifies EQT that it is unwilling or unable to continue as depositary for the global notes, or (ii) has ceased to be a clearing agency registered under the Exchange Act, and in each case a successor depositary is not appointed by EQT within 90 days of such notice;

•
at EQT’s option, EQT notifies the trustees in writing that it has elected to cause the issuance of the certificated securities; or

•
there has occurred and is continuing a Default or Event of Default with respect to the notes.

In addition, beneficial interests in a global note may be exchanged for certificated securities upon prior written notice given to the trustee by or on behalf of DTC in accordance with the Indenture.
In all cases, certificated securities delivered in exchange for any beneficial interests in global notes will be registered in the names, and issued in any approved denominations, requested by or on behalf of the depositary (in accordance with its customary procedures). Certificated securities may be presented for registration, transfer and exchange at The Bank of New York Mellon, New York, New York, or the office or agency designated for such purpose.
We understand that:
•
DTC is a limited-purpose trust company organized under the New York Banking Law, a “banking organization” within the meaning of the New York Banking Law, a member of the U.S. Federal Reserve System, a “clearing corporation” within the meaning of the New York Uniform Commercial Code and a “clearing agency” registered under the Exchange Act;

•
DTC holds securities that its participants deposit with DTC and facilitates the settlement among participants of securities transactions, such as transfers and pledges, in deposited securities through electronic computerized book-entry changes in participants’ accounts, thereby eliminating the need for physical movement of securities certificates;

•
DTC’s participants include securities brokers and dealers (including the underwriters), banks, trust companies, clearing corporations and certain other organizations, some of which, and/or their representatives, own DTC;

•
access to the DTC system is also available to others such as securities brokers, dealers, banks, trust companies and others that clear through or maintain a custodial relationship with a direct participant, either directly or indirectly; and

•
the rules applicable to DTC and its participants are on file with the SEC.

Transfers between participants in DTC will be effected in accordance with DTC’s procedures, and will be settled in same-day funds. Transfers between participants in Euroclear and Clearstream will be effected in accordance with their respective rules and operating procedures. Subject to compliance with the transfer restrictions applicable to the notes described herein, cross-market transfers between the participants in DTC, on the one hand, and Euroclear and Clearstream participants, on the other hand, will be effected through DTC in accordance with DTC’s rules on behalf of Euroclear or Clearstream, as the case may be, by its respective depositary; however, such cross-market transactions will require delivery of instructions to Euroclear or Clearstream, as the case may be, by the counterparty in such system in accordance with the rules and procedures and within the established deadlines (Brussels time) of such system. Euroclear or Clearstream, as the case may be, will, if the transaction meets its settlement requirements, deliver instructions to its respective depositary to take action to effect final settlement on its behalf by delivering or receiving interests in the relevant global note in DTC, and making or receiving payment in accordance with normal procedures for same-day funds settlement applicable to DTC. Euroclear participants and Clearstream participants may not deliver instructions directly to the depositories for Euroclear or Clearstream.

Same Day Settlement and Payment
We will make payments in respect of the notes (including principal, interest and premium, if any) at the Corporate Trust Office of the Trustee except that, at the option of EQT, we will make payments of interest by check mailed to the registered address of the holder of the notes entitled thereto or, in accordance with arrangements satisfactory to the Trustee, at the option of the holder of the notes by wire transfer to an account designated by such holder. The notes represented by the global notes are expected to trade in DTC’s Same Day Funds Settlement System, and any permitted secondary market trading activity in the notes will, therefore, be required by DTC to be settled in immediately available funds. We expect that secondary trading in any certificated securities will also be settled in immediately available funds.
Euroclear and Clearstream
We have obtained the information in this section concerning Clearstream and Euroclear, and the book-entry system and procedures from sources that we believe to be reliable, but we take no responsibility for the accuracy of this information.
We understand that Clearstream is a limited liability company organized under Luxembourg law as a professional depositary. Clearstream holds securities for its participants and facilitates the clearance and settlement of securities transactions between Clearstream participants through electronic book-entry changes in accounts of Clearstream participants, thereby eliminating the need for physical movement of certificates. Clearstream provides to Clearstream participants, among other things, services for safekeeping, administration, clearance and settlement of internationally traded securities and securities lending and borrowing. Clearstream interfaces with domestic markets in several countries. Clearstream is registered as a bank in Luxembourg, and as such is subject to regulation by the Commission de Surveillance du Secteur Financier. Clearstream participants are recognized financial institutions around the world, including underwriters, securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations and may include the underwriters. Indirect access to Clearstream is available to other institutions that clear through or maintain a custodial relationship with a Clearstream participant.
We understand that Euroclear was created in 1968 to hold securities for participants of Euroclear and to clear and settle transactions between Euroclear participants through simultaneous electronic book-entry delivery against payment, thereby eliminating the need for physical movement of certificates and any risk from lack of simultaneous transfers of securities and cash. Euroclear provides various other services, including securities lending and borrowing and interfaces with domestic markets in several countries. Euroclear is operated by Euroclear Bank SA/NV (the “Euroclear Operator”) under contract with Euroclear Clearance Systems S.C., a Belgian cooperative corporation (the “Cooperative”). All operations are conducted by the Euroclear Operator, and all Euroclear securities clearance accounts and Euroclear cash accounts are accounts with the Euroclear Operator, not the Cooperative.
The Cooperative establishes policy for Euroclear on behalf of Euroclear participants. Euroclear participants include banks, securities brokers and dealers and other professional financial intermediaries and may include the underwriters. Indirect access to Euroclear is also available to other firms that clear through or maintain a custodial relationship with a Euroclear Participant, either directly or indirectly.
We understand that the Euroclear Operator is regulated and examined by the Belgian Banking and Finance Commission to carry out banking activities on a global basis. Securities clearance accounts and cash accounts with the Euroclear Operator are governed by the Terms and Conditions Governing Use of Euroclear and the related Operating Procedures of the Euroclear System, and applicable Belgian law. These Terms and Conditions govern transfers of securities and cash within Euroclear, withdrawals of securities and cash from Euroclear, and receipts of payments with respect to securities in Euroclear. All securities in Euroclear are held on a fungible basis without attribution of specific certificates to specific securities clearance accounts. The Euroclear Operator acts under the Terms and Conditions only on behalf of Euroclear participants, and has no record of or relationship with persons holding through Euroclear participants.
We have provided the descriptions of the operations and procedures of Clearstream and Euroclear in this prospectus supplement solely as a matter of convenience, and we make no representation or warranty of any kind with respect to these operations and procedures. These operations and procedures are solely within the control of those organizations and are subject to change by them from time to time. None of us, the underwriters, the Trustee or the paying agent takes any responsibility for these operations or procedures, and you are urged to contact Clearstream and Euroclear or their participants directly to discuss these matters.

MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS
The following is a general discussion of the material U.S. federal income tax considerations applicable to U.S. holders and non-U.S. holders (each as defined below) with respect to the ownership and disposition of notes acquired in this offering, but it does not purport to be a complete analysis of all the potential tax considerations. This discussion also does not address any considerations under U.S. federal tax laws other than those pertaining to income tax (such as estate and gift taxation or the so-called Medicare tax imposed on certain investment income), nor does it address any considerations under any state, local or non-U.S. tax laws or any income tax treaty.
This discussion is limited to the U.S. federal income tax consequences relevant to holders that acquire notes for cash at original issue and at their original “issue price” (i.e., the first price at which a substantial amount of notes is sold (excluding sales to bond houses, brokers or similar persons or organizations acting in the capacity of underwriters, placement agents or wholesalers)) and hold them as “capital assets” within the meaning of Section 1221 of the Internal Revenue Code of 1986, as amended (the “Code”) (generally, property held for investment). This discussion does not address tax consequences relevant to subsequent purchasers of the notes, nor does this discussion address any tax consequences to holders of EQT’s existing indebtedness whose indebtedness may be repaid using the proceeds of this offering.
This discussion is based on current provisions of the Code, the Treasury regulations promulgated thereunder, judicial decisions and administrative rulings and published positions of the U.S. Internal Revenue Service (the “IRS”), each as in effect as of the date hereof and all of which are subject to change or differing interpretations, possibly with retroactive effect, and any such change or interpretation could significantly affect the accuracy of the statements and conclusions discussed below. We have not sought, and will not seek, any ruling from the IRS with respect to the statements made or the conclusions reached in the following discussion and there can be no assurance that the IRS or a court will agree with our statements and conclusions or that a court would not sustain any challenge by the IRS in the event of litigation.
This discussion is for general information only and does not purport to address all aspects of U.S. federal income taxation that may be relevant to particular holders in light of their personal circumstances or status, nor does it address all U.S. federal income tax consequences applicable to holders subject to special rules under the U.S. federal income tax laws (including, for example, banks, thrifts or other financial institutions, dealers or traders in securities or currencies, investors that have elected to apply a mark-to-market method of accounting, brokers, insurance companies, tax-exempt entities, grantor trusts, entities or arrangements treated as partnerships or other flow-through entities for U.S. federal income tax purposes (and investors therein), subchapter S corporations (and investors therein), retirement plans, pension funds, individual retirement accounts or other tax-deferred accounts, real estate investment trusts, regulated investment companies, governmental organizations, holders liable for the alternative minimum tax, certain former citizens or former long-term residents of the United States, U.S. holders having a “functional currency” other than the U.S. dollar, corporations that accumulate earnings to avoid U.S. federal income tax, taxpayers required to accelerate the recognition of any item of gross income with respect to a note as a result of such income being reported on an applicable financial statement, holders who hold notes as part of a hedge, straddle, synthetic security, constructive sale, conversion transaction or other integrated transaction, “controlled foreign corporations,” and “passive foreign investment companies”). If an entity or arrangement treated as a partnership for U.S. federal income tax purposes holds notes, the tax treatment of a person treated as a partner in such partnership generally will depend on the status of the partner and the activities of the partner and the partnership. Any person that for U.S. federal income tax purposes is treated as a partner in a partnership holding notes should consult their own tax advisor regarding the tax consequences of the ownership and disposition of notes.
THIS DISCUSSION IS FOR GENERAL INFORMATION PURPOSES ONLY AND IS NOT INTENDED TO CONSTITUTE A COMPLETE DESCRIPTION OF ALL TAX CONSEQUENCES RELATING TO THE ACQUISITION, OWNERSHIP AND DISPOSITION OF THE NOTES. PROSPECTIVE INVESTORS SHOULD CONSULT THEIR OWN TAX ADVISORS AS TO THE PARTICULAR TAX CONSEQUENCES TO THEM OF THE ACQUISITION, OWNERSHIP AND DISPOSITION OF THE NOTES, INCLUDING WITH RESPECT TO THE APPLICABILITY AND EFFECT OF ANY U.S. FEDERAL, STATE, LOCAL OR NON-U.S. INCOME TAX LAWS OR ANY TAX TREATY, AND ANY CHANGES (OR PROPOSED CHANGES) IN TAX LAWS OR INTERPRETATIONS THEREOF.

U.S. Holders
For purposes of this discussion, the term “U.S. holder” means a beneficial owner of a note that is, for U.S. federal income tax purposes:
•
an individual who is a citizen or resident of the United States;

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a corporation (or any other entity treated as a corporation for U.S. federal income tax purposes) created or organized under the laws of the United States, any state thereof, or the District of Columbia;

•
an estate, the income of which is subject to U.S. federal income tax regardless of its source; or

•
a trust (a) if a court within the United States is able to exercise primary supervision over the trust’s administration and one or more U.S. persons have the authority to control all substantial decisions of the trust or (b) that has a valid election in effect under applicable Treasury regulations to be treated as a U.S. person for U.S. federal income tax purposes.

Payments of Interest
It is anticipated, and this discussion assumes, that the issue price of the notes will be equal to the stated principal amount or, if the issue price is less than the stated principal amount, the difference will be a de minimis amount (as set forth in the applicable Treasury regulations). Interest on a note generally will be taxable to a U.S. holder as ordinary interest income at the time it is received or accrued, in accordance with the U.S. holder’s regular method of accounting for U.S. federal income tax purposes.
Sale, Exchange, Redemption or Other Taxable Disposition of the Notes
A U.S. holder generally will recognize gain or loss upon the sale, exchange, redemption or other taxable disposition of a note equal to the difference, if any, between (a) the sum of the cash and the fair market value of any property received on such disposition (other than amounts attributable to accrued but unpaid interest, which amounts will be treated as ordinary interest income as described above under “— Payments of Interest”) and (b) such U.S. holder’s adjusted tax basis in the note. A U.S. holder’s adjusted tax basis in a note generally will be equal to the amount that such U.S. holder paid for the note. Any gain or loss recognized on a sale, exchange, redemption or other taxable disposition of a note generally will be capital gain or loss, and generally will be long-term capital gain or loss, if, at the time of such disposition, the U.S. holder will have held the note for a period of more than one year. The deductibility of capital losses is subject to limitations and U.S. holders should consult their own tax advisors as to the deductibility of capital losses in their particular circumstances. In general, long-term capital gains of a non-corporate U.S. holder are currently taxed at lower rates than those applicable to ordinary income.
Information Reporting and Backup Withholding
Information reporting generally will apply to payments of interest on the notes to a U.S. holder and to the proceeds of a sale or other taxable disposition of a note paid to a U.S. holder, unless the U.S. holder is an exempt recipient. U.S. federal backup withholding (currently, at a rate of 24%) generally will apply to such payments if the U.S. holder fails to timely provide the applicable withholding agent with a properly completed and executed IRS Form W-9 providing such U.S. holder’s correct taxpayer identification number and certifying that such U.S. holder is not subject to backup withholding, or to otherwise establish an exemption.
Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules will be allowed as a refund or a credit against a U.S. holder’s U.S. federal income tax liability, if any, provided that the required information is furnished timely to the IRS. U.S. holders should consult their own tax advisors regarding their qualification for an exemption from backup withholding and the procedures for establishing such an exemption.

Non-U.S. Holders
For purposes of this discussion, the term “non-U.S. holder” means a beneficial owner of a note that is, for U.S. federal income tax purposes, an individual, corporation, estate or trust and is not a U.S. holder.
Payments of Interest
Subject to the discussion below under “— Information Reporting and Backup Withholding,” and “— Legislation Affecting Taxation of Notes Held by or through Certain Foreign Entities,” payments of interest on the notes to a non-U.S. holder generally will not be subject to U.S. federal income or withholding tax under the “portfolio interest exemption,” provided that:
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such interest is not effectively connected with the non-U.S. holder’s conduct of a trade or business within the United States;

•
the non-U.S. holder does not actually or constructively own 10% or more of the total combined voting power of all classes of EQT stock entitled to vote;

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the non-U.S. holder is not a “controlled foreign corporation” with respect to which EQT is a “related person” within the meaning of the Code;

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the non-U.S. holder is not a bank that acquired the notes in consideration for an extension of credit made pursuant to a loan agreement entered into in the ordinary course of its trade or business; and

•
either (a) the beneficial owner of the notes timely provides the applicable withholding agent with a properly completed and executed IRS Form W-8BEN or IRS Form W-BEN-E, or applicable successor form, as applicable, certifying, under penalties of perjury, that it is not a “United States person” (as defined in the Code) and providing its name and address; (b) a financial institution that holds the notes on behalf of the beneficial owner timely certifies to the applicable withholding agent, under penalties of perjury, that it has received such properly completed and executed IRS Form W-8BEN or IRS Form W-8BEN-E, or applicable successor form, as applicable, from the beneficial owner (or that it has received from another financial institution a similar statement that it, or another financial institution acting on behalf of the beneficial owner, has received the IRS Form W-8BEN or IRS Form W-8BEN-E, or applicable successor form, as applicable, from the beneficial owner) and timely provides the applicable withholding agent with a copy thereof or (c) the non-U.S. holder holds its notes through a “qualified intermediary” and the qualified intermediary timely provides the applicable withholding agent a properly executed IRS Form W-8IMY (or applicable successor form) on behalf of itself together with any applicable IRS forms sufficient to establish that the non-U.S. holder is not a “United States person.”

If a non-U.S. holder cannot satisfy the requirements of the “portfolio interest exemption” described above, payments of interest made to the non-U.S. holder generally will be subject to U.S. federal withholding tax at a rate of 30%, or such lower rate as may be specified by an applicable income tax treaty, unless such interest is effectively connected with such non-U.S. holder’s conduct of a trade or business within the United States (and, if required by an applicable income tax treaty, is attributable to a permanent establishment of the non-U.S. holder in the United States) and such non-U.S. holder timely provides the applicable withholding agent with a properly completed and executed IRS Form W-8ECI. In order to claim an exemption from or reduction of withholding under an applicable income tax treaty, a non-U.S. holder generally must timely furnish to the applicable withholding agent a properly executed IRS Form W-8BEN or IRS Form W-8BEN-E, or applicable successor form, as applicable. Non-U.S. holders eligible for an exemption from or reduced rate of U.S. federal withholding tax under an applicable income tax treaty may obtain a refund of any excess amounts withheld by timely filing an appropriate claim with the IRS. Non-U.S. holders should consult their own tax advisors regarding their entitlement to benefits under an applicable income tax treaty and the requirements for claiming any such benefits.
Interest paid to a non-U.S. holder that is effectively connected with such non-U.S. holder’s conduct of a trade or business within the United States (and, if required by an applicable income tax treaty, is attributable to a permanent establishment of the non-U.S. holder in the United States) generally will be subject to U.S. federal income tax on a net income basis and at the regular U.S. federal income tax rates in the same manner as if such non-U.S. holder were a U.S. person. A non-U.S. holder that is a corporation may be subject to an additional “branch profits tax” at a rate of 30% (or such lower rate as may be specified by an applicable income tax treaty) on its “effectively connected earnings and profits” for the taxable year, subject to certain adjustments.
Sale, Exchange, Redemption or Other Taxable Disposition of the Notes
Subject to the discussion below under “— Information Reporting and Backup Withholding,” and “— Legislation Affecting Taxation of Notes Held by or through Certain Foreign Entities,” except with respect to accrued and unpaid interest (which will generally be treated as described above under “— Payments of Interest”), a non-U.S. holder generally will not be subject to U.S. federal income tax or withholding tax on any gain realized upon the sale, exchange, redemption or other taxable disposition of a note unless:
•
such gain is effectively connected with the non-U.S. holder’s conduct of a trade or business within the United States (and, if required by an applicable income tax treaty, is attributable to a permanent establishment of the non-U.S. holder in the United States); or

•
the non-U.S. holder is an individual who is present in the United States for 183 days or more in the taxable year of the disposition and certain other conditions are met.

Gain described in the first bullet point above generally will be subject to U.S. federal income tax on a net income basis at the regular U.S. federal income tax rates in the same manner as if such non-U.S. holder were a U.S. person. A non-U.S. holder that is a corporation also may be subject to an additional “branch profits tax” at a rate of 30% (or such lower rate as may be specified by an applicable income tax treaty) on its “effectively connected earnings and profits” for the taxable year, subject to certain adjustments.
A non-U.S. holder described in the second bullet point above generally will be subject to U.S. federal income tax on any gain at a 30% rate (or such lower rate as may be specified by an applicable income tax treaty), but such gain may be offset by U.S. source capital losses, if any, of the non-U.S. holder.
Non-U.S. holders should consult their own tax advisors regarding any applicable income tax treaties that may provide for different rules.
Information Reporting and Backup Withholding
Generally, payors must report annually to the IRS and to each non-U.S. holder the amount of interest paid to such non-U.S. holder and the amount of tax, if any, withheld with respect to such payments. These reporting requirements apply regardless of whether withholding was required. This information may also be made available to the tax authorities in the country in which a non-U.S. holder resides or is established pursuant to the provisions of a specific treaty or agreement with those tax authorities.
U.S. backup withholding tax (currently, at a rate of 24%) is imposed on certain payments to persons that fail to furnish the information required under the U.S. backup withholding rules. Interest paid to a non-U.S. holder generally will be exempt from backup withholding if the non-U.S. holder timely provides the applicable withholding agent with a properly executed IRS Form W-8BEN or IRS Form W-8BEN-E, as applicable (or other applicable IRS Form W-8 or successor form), or otherwise establishes an exemption.
Under Treasury regulations, the payment of proceeds from the disposition of a note by a non-U.S. holder effected at a U.S. office of a broker generally will be subject to information reporting and backup withholding unless the non-U.S. holder timely provides a properly executed IRS Form W-8BEN or IRS Form W-8BEN-E, as applicable (or other applicable IRS Form W-8 or successor form), certifying such non-U.S. holder’s non-U.S. status, or such non-U.S. holder otherwise establishes an exemption. The payment of proceeds from the disposition of a note by a non-U.S. holder effected at a non-U.S. office of a U.S. broker or a non-U.S. broker with certain specified U.S. connections generally will be subject to information reporting (but not backup withholding) unless such non-U.S. holder timely provides a properly executed IRS Form W-8BEN or IRS Form W-8BEN-E, as applicable (or other applicable IRS Form W-8 or successor form), certifying such non-U.S. holder’s non-U.S. status, or such non-U.S. holder otherwise establishes an exemption. Backup withholding will apply if the disposition is subject to information reporting and the broker has actual knowledge that the non-U.S. holder is a U.S. person.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules will be allowed as a refund or a credit against a non-U.S. holder’s U.S. federal income tax liability, if any, provided that the required information is furnished timely to the IRS. Non-U.S. holders should consult their own tax advisors regarding the application of these rules to their particular circumstances.
FATCA Witholding Affecting Taxation of Notes Held by or through Certain Foreign Entities
Subject to certain limitations, Sections 1471 through 1474 of the Code (“FATCA”) generally impose a U.S. federal withholding tax of 30% on interest income paid on a debt obligation of a U.S. issuer to (i) a foreign financial institution (whether such foreign financial institution is the beneficial owner or an intermediary), unless such institution enters into an agreement with the United States government to collect and provide to the United States tax authorities substantial information regarding United States account holders of such institution (which would include certain equity and debt holders of such institution, as well as certain account holders that are foreign entities with United States owners) or (ii) a foreign entity that is not a financial institution (whether such foreign entity is the beneficial owner or an intermediary), unless such entity timely provides the applicable withholding agent with a certification identifying the substantial United States owners of the entity, which generally includes any United States person who directly or indirectly owns more than 10% of the entity. An intergovernmental agreement between the United States and the applicable foreign country, or future Treasury regulations or other guidance, may modify these requirements. The IRS has issued proposed regulations (on which taxpayers may rely until final regulations are issued) that would generally not apply these withholding requirements to gross proceeds from the disposition of assets such as the notes.
Investors should consult their own tax advisors regarding the implications of FATCA on their investment in the notes.

UNDERWRITING (CONFLICTS OF INTEREST)
J.P. Morgan Securities LLC, MUFG Securities Americas Inc., TD Securities (USA) LLC and Wells Fargo Securities, LLC are acting as joint book-running managers of the offering and as the representatives of the underwriters named below. Subject to the terms and conditions stated in the underwriting agreement dated the date of this prospectus supplement, each underwriter named below has severally and not jointly agreed to purchase, and EQT has agreed to sell to that underwriter, the principal amount of notes set forth opposite the underwriter’s name.
Underwriter	Principal Amount of Notes
J.P. Morgan Securities LLC	$95,625,000
MUFG Securities Americas Inc.	76,875,000
TD Securities (USA) LLC	76,875,000
Wells Fargo Securities, LLC	76,875,000
Mizuho Securities USA LLC	52,500,000
PNC Capital Markets LLC	52,500,000
RBC Capital Markets, LLC	52,500,000
BofA Securities, Inc.	45,000,000
Citigroup Global Markets Inc.	45,000,000
Scotia Capital (USA) Inc.	28,125,000
SMBC Nikko Securities America, Inc.	28,125,000
Truist Securities, Inc.	28,125,000
U.S. Bancorp Investments, Inc.	28,125,000
WauBank Securities LLC	18,750,000
Citizens JMP Securities, LLC	15,000,000
M&T Securities, Inc.	15,000,000
BNY Mellon Capital Markets, LLC	7,500,000
BOK Financial Securities, Inc.	7,500,000
Total	$750,000,000
The underwriting agreement provides that the obligations of the underwriters to purchase the notes included in this offering are subject to approval of legal matters by counsel and to other conditions. The underwriters are obligated to purchase all the notes if they purchase any of the notes.
The notes sold by the underwriters to the public will initially be offered at the public offering price set forth on the cover of this prospectus supplement. Any notes sold by the underwriters to securities dealers may be sold at a discount from the public offering price of up to 0.40% of the principal amount of the notes. Any such securities dealers may resell any notes purchased from the underwriters to certain other brokers or dealers at a discount from the public offering price of up to 0.25% of the principal amount of the notes. If all the notes are not sold at the initial public offering prices, the underwriters may change the public offering price and the other selling terms of the notes. The underwriters further reserve the right to withdraw or cancel offers to the public in whole or in part.
The following table shows the underwriting discounts that EQT is to pay to the underwriters in connection with this offering (expressed as a percentage of the principal amount of the notes).
Paid by EQT
Per note	0.65%
We estimate that our total expenses for this offering, excluding underwriting discounts, will be $2.75 million.

We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the underwriters may be required to make because of any of those liabilities.
The notes are a new issue of securities with no established trading markets. We do not intend to apply for listing of the notes on a national securities exchange or on any automated dealer quotation system. Certain of the underwriters have advised us that they presently intend to make markets in the notes as permitted by applicable law. However, the underwriters are not obligated to make markets in the notes and may cease their market-making activities at any time at their discretion without notice. In addition, the liquidity of the trading markets in the notes, and the market prices quoted for the notes, may be adversely affected by changes in the overall market for securities and by changes in our financial performance or our prospects and/or companies in our industry generally. As a result, no assurance can be given (i) that active trading markets will develop or be maintained for the notes, (ii) as to the liquidity of any markets that do develop or (iii) as to your ability to sell any notes you may own or the price at which you may be able to sell your notes.
In connection with the offering, the underwriters may purchase and sell notes in the open market. Purchases and sales in the open market may include short sales, purchases to cover short positions and stabilizing purchases.
•
Short sales involve secondary market sales by the underwriters of a greater number of notes than they are required to purchase in the offering.

•
Covering transactions involve purchases of notes in the open market after the distribution has been completed in order to cover short positions.

•
Stabilizing transactions involve bids to purchase notes so long as the stabilizing bids do not exceed a specified maximum.

Purchases to cover short positions and stabilizing purchases, as well as other purchases by the underwriters for their own accounts, may have the effect of preventing or retarding a decline in the market price of the notes. They may also cause the price of the notes to be higher than the price that would otherwise exist in the open market in the absence of these transactions. The underwriters may conduct these transactions in the over-the-counter market or otherwise. If the underwriters commence any of these transactions, they may discontinue them at any time without notice.
The underwriters are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, principal investment, hedging, financing and brokerage activities. The underwriters and their respective affiliates have in the past performed commercial banking, investment banking, corporate trust and advisory services for us from time to time for which they have received customary fees and reimbursement of expenses and may, from time to time, engage in transactions with and perform services for us in the ordinary course of their business for which they may receive customary fees and reimbursement of expenses. Some of the underwriters or their affiliates are lenders, and in some cases agents or managers for the lenders, under our revolving credit facility and/or the Term Loan Credit Agreement. Borrowings under the Term Loan Credit Agreement will be reduced by an amount equal to the net proceeds from this offering.
In the ordinary course of their various business activities, the underwriters and their respective affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (which may include bank loans and/or credit default swaps) for their own account and for the accounts of their customers. Such investments and securities activities may involve securities and/or instruments of ours or our affiliates. If any of these underwriters or their affiliates has a lending relationship with us, certain of these underwriters or affiliates routinely hedge and certain other of these underwriters or their affiliates may hedge their credit exposure to us consistent with their customary risk management policies. A typical such hedging strategy would include these underwriters or their affiliates hedging such exposure by entering into transactions which consist of either the purchase of credit default swaps or the creation of short positions in our securities, including potentially the notes offered hereby. Any such credit default swaps or short positions could adversely affect future trading prices of the notes. The underwriters and their affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or financial instruments and may hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.
Conflicts of Interest
Certain of the underwriters or their respective affiliates are agents and lenders under the Term Loan Credit Agreement, for which these underwriters and affiliates have been paid customary fees. We intend to use the net proceeds from the sale of the notes being offered hereby to repay a portion of the borrowings under the Term Loan Credit Agreement. Because more than 5% of the net proceeds of this offering are intended to be paid to certain underwriters or their respective affiliates that are lenders under the Term Loan Credit Agreement, in their capacities as such, this offering is being made in compliance with FINRA Rule 5121. Since the notes being offered hereby are expected to be rated investment grade, pursuant to FINRA Rule 5121, the appointment of a qualified independent underwriter is not necessary in connection with this offering. Certain of the underwriters will not make sales to discretionary accounts without the prior written consent of the customer.
Selling Restrictions
Australia
No prospectus or other disclosure document (as defined in the Corporations Act 2001 (Cth) of Australia (the “Corporations Act”)) in relation to the notes has been, or will be, lodged with the Australian Securities and Investments Commission (“ASIC”), the Australian Securities Exchange operated by ASX Limited or any other regulatory body or agency in Australia. This document has not been lodged with ASIC and is only directed to certain categories of exempt persons. Accordingly, if you receive this document in Australia:
(1)
you confirm and warrant that you are either:

(a)
a “sophisticated investor” under section 708(8)(a) or (b) of the Corporations Act;

(b)
a “sophisticated investor” under section 708(8)(c) or (d) of the Corporations Act and that you have provided an accountant’s certificate to us which complies with the requirements of section 708(8)(c)(i) or (ii) of the Corporations Act and related regulations before the offer has been made;

(c)
a person associated with the company under section 708(12) of the Corporations Act; or

(d)
a “professional investor” within the meaning of section 708(11)(a) or (b) of the Corporations Act, and to the extent that you are unable to confirm or warrant that you are an exempt sophisticated investor, associated person or professional investor under the Corporations Act any offer made to you under this document is void and incapable of acceptance; and

(2)
you warrant and agree that you will not offer any of the notes for resale in Australia within 12 months of those notes being issued unless any such resale offer is exempt from the requirement to issue a disclosure document under section 708 of the Corporations Act.

Canada
The notes may be sold only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations. Any resale of the notes must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws.
Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus supplement and the accompanying prospectus

(including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for particulars of these rights or consult with a legal advisor.
Pursuant to section 3A.3 of National Instrument 33-105 Underwriting Conflicts (NI 33-105), the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.
Dubai International Financial Centre
This document relates to an Exempt Offer in accordance with the Markets Rules 2012 of the Dubai Financial Services Authority (“DFSA”). This document is intended for distribution only to persons of a type specified in the Markets Rules 2012 of the DFSA. It must not be delivered to, or relied on by, any other person. The DFSA has no responsibility for reviewing or verifying any documents in connection with Exempt Offers. The DFSA has not approved this prospectus supplement and the accompanying prospectus nor taken steps to verify the information set forth herein and has no responsibility for this document. The securities to which this document relates may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the securities offered should conduct their own due diligence on the securities. If you do not understand the contents of this document you should consult an authorized financial advisor.
In relation to its use in the Dubai International Financial Centre (the “DIFC”), this document is strictly private and confidential and is being distributed to a limited number of investors and must not be provided to any person other than the original recipient, and may not be reproduced or used for any other purpose. The interests in the securities may not be offered or sold directly or indirectly to the public in the DIFC.
European Economic Area
Each underwriter has represented and agreed that it has not offered, sold or otherwise made available and will not offer, sell or otherwise make available any notes to any retail investor in the European Economic Area. For the purposes of this provision:
(i)
the expression “retail investor” means a person who is one (or more) of the following:

a.
retail client as defined in point (11) of Article 4(1) of Directive 2014/65/EU (as amended, MiFID II); or

b.
a customer within the meaning of Directive (EU) 2016/97 (as amended or superseded, the Insurance Distribution Directive), where that customer would not qualify as a professional client as defined in point (10) of Article 4(1) of MiFID II; or

c.
not a qualified investor as defined in Regulation (EU) 2017/1129 (as amended or superseded, the Prospectus Regulation); and

(ii)
the expression “offer” includes the communication in any form and by any means of sufficient information on the terms of the offer and the notes to be offered so as to enable an investor to decide to purchase or subscribe for the notes.

This prospectus supplement and the accompanying prospectus have been prepared on the basis that any offer of notes in any Member State of the EEA will be made pursuant to an exemption under the Prospectus Directive from the requirement to publish a prospectus for offers of notes. This prospectus supplement and the accompanying prospectus are not a prospectus for the purposes of the Prospectus Directive.

United Kingdom
Each underwriter has represented and agreed that:
(i)
it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000 (“FSMA”)) received by it in connection with the issue or sale of any notes in circumstances in which Section 21(1) of the FSMA does not apply to us; and

(ii)
it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to any notes in, from or otherwise involving the United Kingdom.

France
This prospectus supplement has not been prepared and is not being distributed in the context of a public offering of financial securities in France (offre au public de titres financiers) within the meaning of Article L.411-1 of the French Monetary and Financial Code and Title I of Book II of the Règlement Général of the Autorité des marchés financiers (the French Financial Markets Authority) (the “AMF”). Consequently, the notes may not be, directly or indirectly, offered or sold to the public in France, and neither this prospectus supplement nor any offering or marketing materials relating to the notes must be made available or distributed in any way that would constitute, directly or indirectly, an offer to the public in France.
The notes may only be offered or sold in France to qualified investors (investisseurs qualifiés) acting for their own account and/or to providers of investment services relating to portfolio management for the account of third parties (personnes fournissant le service d’investissement de gestion de portefeuille pour le compte de tiers), all as defined in and in accordance with Articles L.411-1, L.411-2, D.411-1, D.744-1, D.754-1 and D.764-1 of the French Monetary and Financial Code and applicable regulations thereunder.
Prospective investors are informed that:
(i)
this prospectus supplement has not been and will not be submitted for clearance to the AMF;

(ii)
in compliance with Articles L.411-2, D.411-1, D.744-1, D.754-1 and D.764-1 of the French Monetary and Financial Code, any qualified investors subscribing for the notes should be acting for their own account; and

(iii)
the direct and indirect distribution or sale to the public of the notes acquired by them may only be made in compliance with Articles L.411-1, L.411-2, L.412-1 and L.621-8 through L.621-8-3 of the French Monetary and Financial Code.

Hong Kong
The notes may not be offered or sold in Hong Kong by means of any document other than (i) to “professional investors” as defined in the Securities and Futures Ordinance (Cap. 571 of the Laws of Hong Kong) (the “SFO”) and any rules made thereunder or (ii) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies (Winding Up and Miscellaneous Provisions) Ordinance (Cap. 32 of the Laws of Hong Kong) (the “CO”) or which do not constitute an offer to the public within the meaning of the CO. No advertisement, invitation or document relating to the notes may be issued or may be in the possession of any person for the purposes of issue whether in Hong Kong or elsewhere, which is directed at, or the contents of which are likely to be accessed or read by, the public of Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to notes which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” as defined in the SFO and any rules made thereunder.
Japan
The notes have not been and will not be registered pursuant to Article 4, Paragraph 1 of the Financial Instruments and Exchange Act (the “FIEA”). Accordingly, none of the notes nor any interest therein may be offered or sold, directly or indirectly, in Japan or to, or for the benefit of, any “resident” of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for reoffering or resale, directly or indirectly, in Japan or to, or for the benefit of a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the FIEA and any other applicable laws, regulations and ministerial guidelines of Japan in effect at the relevant time.
Korea
This prospectus supplement should not be construed in any way as our (or any of our affiliates or agents) soliciting investment or offering to sell the notes in the Republic of Korea (“Korea”). We are not making any representation with respect to the eligibility of any recipients of this prospectus supplement to acquire the notes under the laws of Korea, including, without limitation, the Financial Investment Services and Capital Markets Act (the “FSCMA”), the Foreign Exchange Transaction Act (the “FETA”), and any regulations thereunder. The notes have not been registered with the Financial Services Commission of Korea in any way pursuant to the FSCMA, and the notes may not be offered, sold or delivered, or offered or sold to any person for reoffering or resale, directly or indirectly, in Korea or to any resident of Korea except pursuant to applicable laws and regulations of Korea. Furthermore, the notes may not be resold to any Korean resident unless such Korean resident as the purchaser of the resold notes complies with all applicable regulatory requirements (including, without limitation, reporting or approval requirements under the FETA and regulations thereunder) relating to the purchase of the resold notes.
Singapore
Each underwriter has acknowledged that this prospectus supplement has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, each underwriter has represented and agreed that it has not offered or sold any notes or caused the notes to be made subject of an invitation for subscription or purchase and will not offer or sell any notes or cause the notes to be made the subject of an invitation for subscription or purchase, and has not circulated or distributed, nor will it circulate or distribute, this prospectus supplement or any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the notes, whether directly or indirectly, to any person in Singapore other than:
(i)
to an institutional investor (as defined in Section 4A of the Securities and Futures Act (Chapter 289) of Singapore, as modified from time to time (the “SFA”) pursuant to Section 274 of the SFA;

(ii)
to a relevant person as defined in Section 4A of the SFA pursuant to Section 275(1) of the SFA, or any person pursuant to Section 275(1A) of the SFA, and in accordance with the conditions specified in Section 275 of the SFA; or

(iii)
otherwise pursuant to, and in accordance with, the conditions of any other applicable exemption or provision of the SFA.

Where the notes are subscribed or purchased under Section 275 of the SFA by a Relevant Person which is:
(i)
a corporation (which is not an Accredited Investor (as defined in Section 4A of the SFA)), the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an Accredited Investor; or

(ii)
a trust (where the trustee is not an Accredited Investor), the sole purpose of which is to hold investments and each beneficiary of the trust is an individual who is an Accredited Investor,

securities or securities-based derivatives contracts (each term as defined in Section 2(1) of the SFA) of that corporation and the beneficiaries’ rights and interest (howsoever described) in that trust, shall not be transferred within 6 months after that corporation or that trust has subscribed for or acquired the notes pursuant to an offer made under Section 275 of the SFA except:
(i)
to an Institutional Investor, or an Accredited Investor or other Relevant Person, or which arises from an offer referred to in Section 275(1A) or Section 276(4)(i)(B) of the SFA;

(ii)
where no consideration is or will be given for the transfer;

(iii)
where the transfer is by operation of law;

(iv)
as specified in Section 276(7) of the SFA; or

(v)
as specified in Regulation 37A of the Securities and Futures (Offers of Investments) (Securities and Securities-based Derivatives Contracts) Regulations 2018.

Singapore Securities and Futures Act Product Classification — Solely for the purposes of its obligations pursuant to sections 309B(1)(a) and 309B(1)(c) of the SFA, the Company has determined, and hereby notifies all relevant persons (as defined in Section 309A of the SFA) that the notes are “prescribed capital markets products” (as defined in the Securities and Futures (Capital Markets Products) Regulations 2018) and Excluded Investment Products (as defined in MAS Notice SFA 04-N12: Notice on the Sale of Investment Products and MAS Notice FAA-N16: Notice on Recommendations on Investment Products).
Switzerland
This prospectus supplement is not intended to constitute an offer or solicitation to purchase or invest in the notes described herein. The notes may not be publicly offered, sold or advertised, directly or indirectly, in, into or from Switzerland and will not be listed on the SIX Swiss Exchange or on any other exchange or regulated trading facility in Switzerland. Neither this prospectus supplement nor any other offering or marketing material relating to the notes constitutes a prospectus as such term is understood pursuant to article 652a or article 1156 of the Swiss Code of Obligations, and neither this prospectus supplement nor any other offering or marketing material relating to the notes may be publicly distributed or otherwise made publicly available in Switzerland.
Taiwan
The notes have not been and will not be registered with the Financial Supervisory Commission of Taiwan pursuant to relevant securities laws and regulations and may not be sold, issued or offered within Taiwan through a public offering or in circumstances which constitutes an offer within the meaning of the Securities and Exchange Act of Taiwan that requires a registration or approval of the Financial Supervisory Commission of Taiwan. No person or entity in Taiwan has been authorized to offer, sell, give advice regarding or otherwise intermediate the offering and sale of the notes in Taiwan.
United Arab Emirates
The notes have not been, and are not being, publicly offered, sold, promoted or advertised in the United Arab Emirates (including the Dubai International Financial Centre) other than in compliance with the laws of the United Arab Emirates (and the Dubai International Financial Centre) governing the issue, offering and sale of securities. Further, this prospectus does not constitute a public offer of securities in the United Arab Emirates (including the Dubai International Financial Centre) and is not intended to be a public offer. This prospectus has not been approved by or filed with the Central Bank of the United Arab Emirates, the Securities and Commodities Authority or the Dubai Financial Services Authority.

LEGAL MATTERS
The validity of the notes offered by this prospectus supplement and the accompanying prospectus and certain other legal matters will be passed upon for us by Kirkland & Ellis LLP, Houston, Texas and Morgan, Lewis & Bockius LLP, Pittsburgh, Pennsylvania. Certain legal matters will be passed upon for the underwriters by Simpson Thacher & Bartlett LLP, New York, New York.
EXPERTS
The consolidated financial statements of EQT Corporation and Subsidiaries appearing in EQT Corporation’s Annual Report (Form 10-K) for the year ended December 31, 2022, including the schedule appearing therein, and the effectiveness of EQT Corporation and Subsidiaries’ internal control over financial reporting as of December 31, 2022, have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their reports thereon included therein, and incorporated herein by reference. Such financial statements are incorporated herein by reference in reliance upon such reports given on the authority of such firm as experts in accounting and auditing.
The consolidated financial statements of THQ Appalachia I, LLC as of December 31, 2022 and 2021 and for the years then ended have been incorporated by reference herein in reliance upon the report of KPMG LLP, independent auditors, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing. The audit report covering these financial statements included an other information paragraph related to the unaudited supplemental oil and gas reserve information included in the financial statements.
The consolidated financial statements of THQ XcL Holdings I, LLC as of December 31, 2022 and 2021 and for the years then ended have been incorporated by reference herein in reliance upon the report of KPMG LLP, independent auditors, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.
The information incorporated herein by reference relating to EQT Corporation’s estimated quantities of its proved natural gas and oil reserves as of December 31, 2023 and 2022 is derived from audit letters prepared by Netherland, Sewell & Associates, Inc., independent petroleum engineers, as stated in its audit letters with respect thereto. This information is incorporated herein by reference in reliance upon the authority of such firm as experts with respect to the matters covered by their audit letters and the giving of their audit letters.
The information incorporated herein by reference relating to THQ Appalachia I, LLC’s estimated quantities of its proved natural gas and oil reserves as of December 31, 2022 is derived from a report prepared by Cawley, Gillespie & Associates, Inc., independent petroleum engineers, as stated in its report with respect thereto. This information is incorporated herein by reference in reliance upon the authority of such firm as experts with respect to the matters covered by their report and the giving of their report.
WHERE YOU CAN FIND MORE INFORMATION
We are subject to the informational reporting requirements of the Exchange Act. We file annual, quarterly and current reports, proxy statements and other information with the SEC. The SEC maintains an Internet site that contains reports, proxy and information statements and other information regarding issuers that file electronically with the SEC. Our filings with the SEC are available to the public through the SEC’s website at http://www.sec.gov.
We make available, free of charge, on or through our website our annual reports on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K, and any amendments to these reports, as soon as reasonably practicable after we electronically file such information with, or furnish such information to, the SEC. You may access these documents on the “Investors” page of our corporate website at http://www.eqt.com. Information on our website does not constitute part of this prospectus supplement, other than the documents we have filed with the SEC that are expressly incorporated by reference into this prospectus supplement.

PROSPECTUS
EQT CORPORATION
Debt Securities
Preferred Stock
Common Stock
EQT Corporation (EQT), from time to time, may offer, issue and sell unsecured debt securities, which may be senior, subordinated or junior subordinated debt securities, preferred stock and common stock (together, the securities). The debt securities and preferred stock may be convertible into or exercisable or exchangeable for our common stock, our preferred stock, our other securities or the debt or equity securities of one or more other entities. In addition, from time to time, certain selling securityholders to be identified in a prospectus supplement may offer and sell these securities. Our common stock is listed on the New York Stock Exchange (NYSE) and trades under the symbol “EQT.”
We and any selling securityholders may offer and sell these securities to or through one or more underwriters, dealers and agents, or directly to purchasers, on a continuous or delayed basis. We will not receive any proceeds from the sale of securities by selling securityholders.
This prospectus describes some of the general terms that may apply to these securities. The specific terms of any securities to be offered, and any other information relating to the specific offering and, if applicable, the selling securityholders, will be described in a supplement to this prospectus. The prospectus supplement may also add, update or change information contained in this prospectus. You should read this prospectus and the applicable prospectus supplement carefully before you make your investment decision.
This prospectus may not be used to sell securities unless accompanied by a prospectus supplement.
Investing in our securities involves risks. You should carefully read and consider the risk factors included in our periodic reports and other information that we file with the Securities and Exchange Commission (the SEC) before you invest in our securities. See “Risk Factors” on page 1.

Neither the SEC nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is September 16, 2022.

ABOUT THIS PROSPECTUS
This prospectus is part of a registration statement on Form S-3 that we have filed with the SEC using a “shelf” registration process. Under this shelf registration process, we may from time to time sell, in one or more offerings, any combination of securities described in this prospectus at prices and on other terms to be determined at the time of offering.
This prospectus provides you with a general description of EQT and the securities that we may offer under this prospectus. Each time we sell securities under this prospectus, we will provide a prospectus supplement that contains specific information about the terms of that offering. The prospectus supplement also may add to, update or change information in this prospectus. If there is any inconsistency between the information in this prospectus and any prospectus supplement or any related free writing prospectus that we prepare or authorize, you should rely on the information in the prospectus supplement or related free writing prospectus. You should carefully read this prospectus, any prospectus supplement, any free writing prospectus and the additional information described below under the headings “Where You Can Find More Information” and “Incorporation of Certain Documents by Reference.”
You should assume that the information appearing in this prospectus, any accompanying prospectus supplement and any free writing prospectus is accurate as of the date on its respective cover, and that any information incorporated by reference herein or therein is accurate only as of the date of the document incorporated by reference, unless we indicate otherwise. Our business, financial condition, results of operations and prospects may have changed since those dates.
You should rely only on the information contained in or incorporated by reference into this prospectus, any accompanying prospectus supplement or free writing prospectus. We have not authorized anyone to provide you with different or additional information. If anyone provides you with different or additional information, you should not rely on it.
This prospectus and any accompanying prospectus supplement or free writing prospectus do not constitute an offer to sell or the solicitation of an offer to buy any securities other than the registered securities to which they relate, nor do this prospectus and any accompanying prospectus supplement or free writing prospectus constitute an offer to sell or the solicitation of an offer to buy securities in any jurisdiction to any person to whom it is unlawful to make such offer or solicitation in such jurisdiction.
In this prospectus, unless the context otherwise requires, “EQT,” “we,” “us” and “our” refer to EQT Corporation and its consolidated subsidiaries.
WHERE YOU CAN FIND MORE INFORMATION
We are subject to the informational reporting requirements of the Securities Exchange Act of 1934, as amended (the Exchange Act). We file annual, quarterly and current reports, proxy statements and other information with the SEC. The SEC maintains an Internet site that contains reports, proxy and information statements and other information regarding issuers that file electronically with the SEC. Our filings with the SEC are available to the public through the SEC’s website at http://www.sec.gov.
We make available, free of charge, on or through our website our Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K, and any amendments to these reports, as soon as reasonably practicable after we electronically file such information with, or furnish such information to, the SEC. You may access these documents on our website at https://ir.eqt.com. Information on our website does not constitute part of this prospectus, other than the documents we have filed with the SEC that are expressly incorporated by reference into this prospectus.
We have filed with the SEC a registration statement on Form S-3 relating to the securities covered by this prospectus. This prospectus is part of the registration statement and does not contain all the information in the registration statement. You will find additional information about us in the registration statement. Any statement made in this prospectus concerning a contract or other document of ours is not necessarily complete, and you should read the documents that are filed as exhibits to the registration statement or otherwise filed with the SEC for a more complete understanding of the document or matter. Each such

i

statement is qualified in all respects by reference to the document to which it refers. You may obtain a copy of the registration statement through the SEC’s website.
INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE
The SEC allows us to “incorporate by reference” information into this prospectus, which means that we can disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is considered to be a part of this prospectus. We have previously filed the following documents with the SEC and are incorporating them by reference into this prospectus (other than portions of these documents that are either (i) described in paragraph (e) of Item 201 of Regulation S-K or paragraphs (d)(1)-(3) and (e)(5) of Item 407 of Regulation S-K or (ii) deemed to have been furnished and not filed in accordance with SEC rules, including pursuant to Item 2.02 or Item 7.01 of any Current Report on Form 8-K (including any financial statements or exhibits relating thereto furnished pursuant to Item 9.01), unless otherwise indicated therein):
•
our Annual Report on Form 10-K for the fiscal year ended December 31, 2021 (filed on February 10, 2022), including the information specifically incorporated by reference into the Annual Report on Form 10-K for the fiscal year ended December 31, 2021 from our Definitive Proxy Statement on Schedule 14A (filed on February 24, 2022);

•
our Quarterly Reports on Form 10-Q for the quarters ended March 31, 2022 (filed on April 28, 2022) and June 30, 2022 (filed on July 28, 2022);

•
our Current Reports on Form 8-K filed on January 4, 2022, January 13, 2022, January 28, 2022, February 4, 2022, April 21, 2022, April 28, 2022, June 28, 2022, July 11, 2022, September 7, 2022 and September 16, 2022; and

•
the description of our common stock set forth in Exhibit 99.1 to our Current Report on Form 8-K filed on July 15, 2019, as amended by Exhibit 4.01 to our Annual Report on Form 10-K for the fiscal year ended December 31, 2021 (filed on February 10, 2022), including any subsequently filed amendment or report updating such description.

In addition, we incorporate by reference into this prospectus the audited combined financial statements of Alta Marcellus Development, LLC (ARD Marcellus) and ARD Operating, LLC as of and for the fiscal years ended June 30, 2021 and 2020, and the related notes thereto, previously filed as Exhibit 99.1 to our Current Report on Form 8-K filed with the SEC on September 28, 2021. Further, we incorporate by reference into this prospectus certain information with respect to ARD Marcellus’s estimated natural gas and oil and reserves derived from the report of Netherland, Sewell & Associates, Inc., independent petroleum engineers, as of June 30, 2021, which report is included as Exhibit 99.3 to our Current Report on Form 8-K filed with the SEC on September 28, 2021.
We also incorporate by reference into this prospectus any future filings made by us with the SEC pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act (other than portions of these documents that are either (i) described in paragraph (e) of Item 201 of Regulation S-K or paragraphs (d)(1)-(3) and (e)(5) of Item 407 of Regulation S-K or (ii) deemed to have been furnished and not filed in accordance with SEC rules, including pursuant to Item 2.02 or Item 7.01 of any Current Report on Form 8-K (including any financial statements or exhibits relating thereto furnished pursuant to Item 9.01), unless otherwise indicated therein) after the date of this prospectus and before the termination of the offering under this prospectus and any accompanying prospectus supplement.
Any statement in this prospectus or incorporated by reference into this prospectus shall be automatically modified or superseded for purposes of this prospectus to the extent that a statement contained herein or in a subsequently filed document that is incorporated by reference into this prospectus modifies or supersedes such prior statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus. You should not assume that the information in this prospectus or in any document incorporated by reference herein is accurate as of any date other than the date on the front cover of the applicable document.

We will provide, without charge, upon written or oral request, a copy of any or all documents that are incorporated by reference into this prospectus, excluding any exhibits to those documents unless the exhibit is specifically incorporated by reference as an exhibit in this prospectus. You should direct requests for documents to:
EQT Corporation
Attention: Corporate Secretary
625 Liberty Avenue, Suite 1700
Pittsburgh, Pennsylvania 15222
Telephone: (412) 553-5700
DISCLOSURE REGARDING FORWARD-LOOKING STATEMENTS
Some of the information included in this prospectus, any accompanying prospectus supplement or free writing prospectus and the documents we incorporate by reference may contain forward-looking statements within the meaning of Section 2IE of the Exchange Act and Section 27A of the Securities Act of 1933, as amended (the Securities Act). Statements that do not relate strictly to historical or current facts are forward-looking and usually identified by the use of words such as “anticipate,” “estimate,” “could,” “would,” “will,” “may,” “forecast,” “approximate,” “expect,” “project,” “intend,” “plan,” “believe” and other words of similar meaning, or the negative thereof.
Without limiting the generality of the foregoing, forward-looking statements contained in this prospectus and in the documents incorporated by reference herein, or contained in any accompanying prospectus supplement or free writing prospectus and in the documents incorporated by reference therein, include or may include the expectations of our plans, strategies, objectives and growth and anticipated financial and operational performance, including guidance regarding our strategy to develop our reserves; drilling plans and programs, including availability of capital to complete these plans and programs; total resource potential and drilling inventory duration; projected production and sales volume and growth rates; natural gas prices; changes in basis and the impact of commodity prices on our business; potential future impairments of our assets; projected well costs and capital expenditures; infrastructure programs; the cost, capacity, and timing of obtaining regulatory approvals; our ability to successfully implement and execute our operational, organizational, technological and environmental, social and governance (ESG) initiatives, and achieve the anticipated results of such initiatives; projected gathering and compression rates; monetization transactions, including asset sales, joint ventures or other transactions involving our assets, and our planned use of the proceeds from such monetization transactions; potential acquisition transactions or other strategic transactions, the timing thereof and our ability to achieve the intended operational, financial and strategic benefits from any such transactions; the amount and timing of any repayments, redemptions or repurchases of our common stock, outstanding debt securities or other debt instruments; our ability to reduce our debt and the timing of such reductions, if any; the projected amount and timing of dividends; projected cash flows and free cash flow and the timing thereof; liquidity and financing requirements, including funding sources and availability; our ability to maintain or improve our credit ratings, leverage levels and financial profile; our hedging strategy and projected margin posting obligations; the effects of litigation, government regulation and tax position; and the expected impact of changes to tax laws.
The forward-looking statements included in this prospectus and in the documents incorporated by reference herein, or contained in any accompanying prospectus supplement or free writing prospectus and in the documents incorporated by reference therein, involve or may involve risks and uncertainties that could cause actual results to differ materially from projected results. Accordingly, investors should not place undue reliance on forward-looking statements as a prediction of actual results. We have based these forward-looking statements on current expectations and assumptions about future events, taking into account all information currently known by us. While we consider these expectations and assumptions to be reasonable, they are inherently subject to significant business, economic, competitive, regulatory and other risks and uncertainties, many of which are difficult to predict and beyond our control. The risks and uncertainties include, but are not limited to, volatility of commodity prices; the costs and results of drilling and operations; uncertainties about estimates of reserves, identification of drilling locations and the ability to add proved reserves in the future; the assumptions underlying production forecasts; the quality of technical data; our ability to appropriately allocate capital and resources among our strategic opportunities; access to and cost of capital; our hedging and other financial contracts; inherent hazards and risks normally incidental to drilling for, producing, transporting and storing natural gas, natural gas liquids (NGLs) and oil; cyber security risks; availability and cost of drilling rigs, completion services, equipment, supplies, personnel, oilfield services and water required to execute our exploration and development plans, including as a result of the COVID-19 pandemic; risks associated with operating primarily in the Appalachian Basin and obtaining a substantial amount of our midstream services from Equitrans Midstream Corporation; the ability to obtain environmental and other permits and the timing thereof; government regulation or action, including regulations pertaining to methane and other greenhouse gas emissions; negative public perception of the fossil fuels industry; increased consumer demand for alternatives to natural gas; environmental and weather risks, including the possible impacts of climate change; and disruptions to our business due to acquisitions and other significant transactions. These and other risks and uncertainties are described under Item 1A., “Risk Factors” and elsewhere in our Annual Report on Form 10-K for the fiscal year ended December 31, 2021 and set forth in other documents we file from time to time with the SEC. In addition, we may be subject to currently unforeseen risks that may have a materially adverse impact on us.
Any forward-looking statement speaks only as of the date on which such statement is made, and we undertake no obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise, except as required by law.
In reviewing any agreements incorporated by reference into or filed with the registration statement of which this prospectus forms a part, remember that such agreements are included to provide information regarding the terms of such agreements and are not intended to provide any other factual or disclosure information about us. The agreements may contain representations and warranties by us, which should not in all instances be treated as categorical statements of fact, but rather as a way of allocating the risk to one of the parties to such agreements should those statements prove to be inaccurate. The representations and warranties were made only as of the date of the relevant agreement or such other date or dates as may be specified in such agreement and are subject to more recent developments. Accordingly, these representations and warranties alone may not describe the actual state of affairs of us or our affiliates as of the date they were made or at any other time.

EQT CORPORATION
We are a natural gas production company with operations focused in the cores of the Marcellus and Utica Shales in the Appalachian Basin. As the largest producer of natural gas in the U.S., based on average daily sales volumes, we are committed to responsibly developing our world-class asset base and being the operator of choice for all stakeholders. By promoting a culture that prioritizes operational efficiency, technology and sustainability, we seek to continuously improve the way we produce environmentally responsible, reliable low-cost energy.
We are differentiated from our Appalachian Basin peers in the scale and contiguity of our acreage position, with 25.0 trillion cubic feet of natural gas equivalents of proved natural gas, NGLs and crude oil reserves across approximately 2.0 million gross acres, including approximately 1.7 million gross acres in the Marcellus play, as of December 31, 2021. We believe that our evolution into a modern, digitally enabled exploration and production business further enhances our strategic advantage.
Our operational strategy focuses on the successful execution of combo-development projects, which we believe are key to delivering sustainably low well costs and higher returns on invested capital. Combo-development refers to the development of several multi-well pads in tandem.
Combo-development generates value across all levels of the reserves development process by maximizing operational and capital efficiencies. In the drilling stage, rigs spend more time drilling and less time transitioning to new sites. Advanced planning, a prerequisite to pursuing combo-development, facilitates the delivery of bulk hydraulic fracturing sand and piped fresh water (as opposed to truck-transported water), the ability to continuously meet completions supply needs and the use of environmentally friendly technologies. Operational efficiencies realized from combo-development are passed on to our service providers, which reduces overall contract rates.
The benefits of combo-development extend beyond financial gains to include environmental and social interests. Combo-development, when compared to similar production from non-combo-development operations, translates into fewer trucks on the road, decreased fuel usage, shorter periods of noise pollution, fewer areas impacted by midstream pipeline construction and shortened duration of site operations, all of which fosters a greater focus on safety and environmental protection.
Combo-development projects require significant advanced planning, including the establishment of a large, contiguous leasehold position; the advanced acquisition of regulatory permits and sourcing of fracturing sand and water; the timely verification of midstream connectivity; and the ability to quickly respond to internal and external stimuli. Without a modern, digitally connected operating model and an acreage position that enables operations of this scale, combo-development would not be possible. We believe that our proprietary digital work environment in conjunction with the size and contiguity of our asset base uniquely positions us to execute on a multi-year inventory of combo-development projects in our core acreage position.
Our operations consist of one reportable segment. We have a single, company-wide management team that administers all properties as a whole rather than by discrete operating segments. We measure financial performance as a single enterprise and not on an area-by-area basis. Substantially all of our assets and operations are located in the Appalachian Basin.
Our common stock is listed on the NYSE under the symbol “EQT.” Our principal executive offices are located at 625 Liberty Avenue, Suite 1700, Pittsburgh, Pennsylvania 15222, and our telephone number is (412) 553-5700. Our Internet address is http://www.eqt.com. Information on our website does not constitute part of this prospectus, other than the documents we have filed with the SEC that are expressly incorporated by reference into this prospectus.
RISK FACTORS
Investing in our securities involves risks. You should carefully consider the risks described under “Risk Factors” in our Annual Report on Form 10-K for the fiscal year ended December 31, 2021, which is incorporated by reference into this prospectus, as well as those risk factors contained in any document that we file with the SEC after the date of this prospectus that is incorporated by reference herein or that may be included in any applicable prospectus supplement, before making a decision to invest in our securities. The occurrence of one or more of the events or circumstances described in these risk factors, alone or in combination with other events or circumstances, may have an adverse effect on our business, cash flows, financial condition and results of operations. Such risks and uncertainties are not the only ones we face. Additional risks and uncertainties that are not presently known to us or that we currently deem immaterial may otherwise materially harm our business, operating results and financial condition, and could result in a complete loss of your investment.
USE OF PROCEEDS
Unless we specify otherwise in any prospectus supplement, we will use the net proceeds we receive from the sale of securities covered by this prospectus for general corporate purposes, which may include, among other things:
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repaying, redeeming, repurchasing or refinancing all or a portion of our outstanding indebtedness or other corporate obligations; and

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funding working capital, capital expenditures or acquisitions.

Pending any specific application, we may initially invest funds in short-term marketable securities or apply them to the reduction of short-term indebtedness.
The actual application of proceeds from the sale of any particular offering of securities using this prospectus will be described in the applicable prospectus supplement relating to such offering. The precise amount and timing of the application of these proceeds will depend upon our funding requirements and the availability and cost of other funds. In the case of a sale by a selling securityholder, we will not receive any of the proceeds from such sale.
DESCRIPTION OF CAPITAL STOCK
General
The descriptions below summarize certain general terms and provisions of our common stock and our preferred stock. These summaries are subject to, and are qualified in their entirety by reference to: (i) our Restated Articles of Incorporation (as further amended and/or amended and restated from time to time, our Articles); (ii) our Amended and Restated Bylaws (as further amended and/or amended and restated from time to time, our Bylaws); (iii) the statement of designations that may be filed by us with respect to shares of any series of preferred stock that may be issued subsequent to the date hereof; and (iv) the applicable provisions of the Pennsylvania Business Corporation Law of 1988 (as amended from time to time, the PBCL). We encourage you to review complete copies of our Articles and our Bylaws, which we have filed as exhibits to this registration statement.
Our authorized capital stock consists of: (i) 640,000,000 shares of common stock, no par value; and (ii) 3,000,000 shares of undesignated preferred stock, no par value.
Description of Common Stock
As of September 15, 2022, 369,439,754 shares of our common stock were issued and outstanding and we had 1,851 shareholders of record of our common stock.
Except as otherwise required by law or as otherwise provided in any statement of designations for any series of preferred stock, the holders of our common stock have exclusive voting rights for the election of our directors and for all other purposes and are entitled to one vote for each share held. Shareholders do not have cumulative voting rights in elections of directors. All of our directors are elected annually, and our board of directors is not separated into classes.
Subject to the rights of the holders of any outstanding shares of preferred stock, each holder of our common stock is entitled to receive any dividends, in cash, securities or property, as our board of directors may declare. Pennsylvania law prohibits the payment of dividends if we are insolvent or if we would become insolvent after the dividend.

In the event of our liquidation, dissolution or winding up, either voluntarily or involuntarily, subject to the rights of the holders of any outstanding shares of preferred stock, holders of our common stock are entitled to share pro-rata in all of our remaining assets available for distribution.
The holders of shares of our common stock do not have preemptive rights or conversion rights, and there are no redemption or sinking fund provisions applicable to our common stock. Holders of shares of our common stock are not subject to any liability for further calls or assessments.
There are no restrictions on the alienability of our common stock, and there are no provisions discriminating against any existing or prospective holder of our common stock as a result of such holder owning a substantial amount of our securities other than as set forth below under “Anti-Takeover Effect of Our Governing Documents and the PBCL.”
Our common stock is listed on the NYSE under the symbol “EQT.”
The rights of holders of our common stock may be materially limited or qualified by the rights of holders of preferred stock that we may issue in the future. We currently have no shares of preferred stock issued and outstanding as of September 16, 2022. However, under Pennsylvania law and our Articles, our board of directors is authorized to issue shares of preferred stock from time to time in one or more series without shareholder approval. Subject to limitations prescribed by Pennsylvania law, our Articles and our Bylaws, our board of directors can determine the number of shares constituting each series of preferred stock and the designation, preferences, qualifications, limitations, restrictions, and special or relative rights or privileges of that series, and our board of directors will be able to, without shareholder approval, issue preferred stock with voting and other rights that could adversely affect the voting power and other rights of the holders of our common stock and could have anti-takeover effects. If our board of directors designates a series of preferred stock in the future, the statement of designation for the preferred stock will describe the terms of the preferred stock.
Transfer Agent and Registrar
The transfer agent and registrar of our common stock is Computershare Trust Company, N.A. The transfer agent and registrar of our preferred stock will be designated in the prospectus supplement through which any such preferred stock is offered.
Description of Preferred Stock
There are no shares of our preferred stock issued and outstanding as of September 16, 2022. Under Pennsylvania law and our Articles, our board of directors is authorized to issue shares of preferred stock from time to time in one or more series without shareholder approval. Subject to limitations prescribed by Pennsylvania law, our Articles and our Bylaws, our board of directors can determine the number of shares constituting each series of preferred stock and the designation, preferences, qualifications, limitations, restrictions and special or relative rights or privileges of that series. If our board of directors designates a series of preferred stock in the future, the statement of designation for the preferred stock will describe the terms of the preferred stock.
Holders of preferred stock have no voting rights for the election of directors and have no other voting rights except as our board of directors may determine pursuant to its authority under our Articles with respect to any particular series of preferred stock and except as provided by law.
If we offer a specific series of preferred stock in the future, we will describe the terms of the preferred stock in the applicable prospectus supplement for such offering. This description will include:
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the distinctive serial designation of such series;

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the annual dividend rate for such series, if any, and the date or dates from which dividends shall commence to accrue;

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the redemption price or prices, if any, for shares of such series and the terms and conditions on which such shares may be redeemed;

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the provisions for a sinking, purchase or similar fund, if any, for the redemption or purchase of shares of such series;

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the preferential amount or amounts payable upon shares of such series in the event of our voluntary or involuntary liquidation;

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the voting rights, if any, of such series;

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the terms and conditions, if any, upon which shares of such series may be converted and the class or classes or series of our securities into which such shares may be converted;

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the relative seniority, parity or junior rank of such series with respect to other series of preferred stock then or thereafter to be issued;

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discussion of any restriction on the repurchase or redemption of shares of preferred stock by us while there is any arrearage in the payment of dividends or, if applicable, sinking fund installments, or, if there is no such restriction, a statement to this effect;

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discussion of any material and/or special U.S. federal income tax considerations applicable to the preferred stock; and

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discussion of any other specific terms, preferences, rights, privileges, limitations or restrictions of such series.

While the terms we have summarized above may generally apply to any shares of preferred stock that we may offer, our board of directors will include the specific terms of each series of preferred stock in a statement of designation with respect to preferred stock that will be filed with the Pennsylvania Department of State, and we will describe the particular terms of any series of preferred stock that we may offer in more detail in the applicable prospectus supplement.
The preferred stock that may be offered in the future will not have, or be subject to, any preemptive or similar rights.
Anti-Takeover Effect of Our Governing Documents and the PBCL
Our Articles and Bylaws contain a number of provisions relating to corporate governance and to the rights of shareholders. Certain of these provisions, which are described below, may have a potential “anti-takeover” effect by delaying, deferring or preventing a change of control of us. In addition, certain provisions of Pennsylvania law, including those described below, may have a similar effect.
Required Vote for Authorization of Certain Actions.   Our Articles require the vote of the holders of not less than 80% of the combined voting power of the then outstanding shares of capital stock of all classes and series entitled to vote generally in the annual election of directors, voting together as a single class, for approval of certain business combinations, including certain mergers, asset sales, security issuances, recapitalizations, reorganizations, reclassification of securities, liquidation or dissolution, or any agreement, plan, contract or other arrangement providing for such a transaction, involving us or our subsidiaries and certain acquiring persons (namely a person, entity or specified group which beneficially owns more than 10% of the then outstanding shares of our capital stock entitled to vote generally in an annual election of directors), unless such business combination has been approved by two-thirds of the continuing directors, or the aggregate amount of cash, together with the “fair market value” of other consideration, exceeds the “highest equivalent price” threshold and other procedural requirements specified in our Articles are met.
Required Vote for Amendment of Our Bylaws.   Our board of directors may make, amend and repeal our Bylaws with respect to those matters which are not, by statute, reserved exclusively to our shareholders, subject to the power of our shareholders to change such action. No bylaw may be made, amended or repealed by our shareholders unless such action is approved by the vote specified by applicable law for shareholder action.
Preferred Stock.   The purpose of authorizing our board of directors to issue preferred stock and determine its rights and preferences is to eliminate delays associated with a shareholder vote on specific issuances. The issuance of preferred stock, while providing desirable flexibility in connection with possible acquisitions and other corporate purposes, could have the effect of making it more difficult for a third party to acquire, or of discouraging a third party from attempting to acquire, a majority of our outstanding voting stock. The existence of the authorized but undesignated preferred stock may have a depressive effect on the market price of our common stock.
Anti-Takeover Law Provisions under the PBCL.   We are subject to certain provisions of Chapter 25 of the PBCL, which may have the effect of discouraging or rendering more difficult a hostile takeover attempt against us, including Section 2524, Section 2538, Subchapter 25E and Subchapter 25F of the PBCL.
Under Section 2524 of the PBCL, shareholders cannot act by partial written consent except as permitted under our Articles, and our Articles do not permit shareholders to act by partial written consent.
Section 2538 of the PBCL requires enhanced shareholder approval for certain transactions between us and an “interested shareholder” (defined as a shareholder who is a party to the transaction or is treated differently from other shareholders). Section 2538 applies if an interested shareholder (together with his, her or its affiliates) is to (i) be a party to a merger or consolidation, a share exchange or certain sales of assets involving us or one of our subsidiaries; (ii) receive a disproportionate amount of any securities of any corporation which survives or results from a division; (iii) be treated differently from others holding shares of the same class in a voluntary dissolution of such corporation; or (iv) have his or her percentage of voting or economic share interest in such corporation materially increased relative to substantially all other shareholders in a reclassification. Under these circumstances, the proposed transaction must be approved by the affirmative vote of the holders of shares representing at least a majority of the votes that all disinterested shareholders are entitled to cast with respect to such transaction. However, this special voting requirement will not apply where the proposed transaction has been approved in a prescribed manner by our board of directors or if certain other conditions, including the amount of consideration to be paid to certain shareholders, are satisfied or the transaction involves certain subsidiaries. This voting requirement is in addition to any other voting requirement under the PBCL, our Articles or our Bylaws.
Under Subchapter 25E of the PBCL, if any person or group acting in concert acquires voting power over shares representing 20% or more of the votes which all of our shareholders would be entitled to cast in an election of directors, any other shareholder may demand that such person or group purchase such shareholder’s shares at a price determined in an appraisal proceeding.
Under Subchapter 25F of the PBCL, we may not engage in a merger, consolidation, share exchange, division, asset sale, disposition (in one transaction or a series of transactions) or a variety of other “business combination” transactions with a person which becomes the “beneficial owner” of shares representing 20% or more of the voting power in an election of our directors unless: (i) the business combination or the acquisition of the 20% interest is approved by our board of directors prior to the date the 20% interest is acquired; (ii) the person beneficially owns at least 80% of our outstanding shares and the business combination (a) is approved by a majority vote of the disinterested shareholders and (b) satisfies certain minimum price and other conditions prescribed in Subchapter 25F; (iii) the business combination is approved by a majority vote of the disinterested shareholders at a meeting called no earlier than five years after the date the 20% interest is acquired; or (iv) the business combination (a) is approved by shareholder vote at a meeting called no earlier than five years after the date the 20% interest is acquired and (b) satisfies certain minimum price and other conditions prescribed in Subchapter 25F.
We have elected to opt out of Subchapter 25G of the PBCL (which would have required a shareholder vote to accord voting rights to control shares acquired by a 20% shareholder in a control-share acquisition) and Subchapter 25H (which would have required a person or group to disgorge to us any profits received from a sale of our equity securities under certain circumstances).
Advance Notice Requirements.   Our Bylaws require our shareholders to provide advance notice if they wish to submit a proposal or nominate candidates for director at our annual meeting of shareholders. These procedures generally provide that notice of shareholder proposals and shareholder nominations for the election of directors at our annual meeting must be in writing and received by our secretary at our principal executive offices at least 90, but not more than 120, days prior to the anniversary of the date of the prior year’s annual meeting of shareholders.

Special Meetings of Shareholders.   Our Bylaws provide that a special meeting of shareholders may only be called by our board of directors, by our chief executive officer or by shareholders owning at least 25% of the outstanding shares of our voting stock.
Exclusive Forum.   Our Bylaws provide that unless we consent in writing to the selection of an alternative forum, the sole and exclusive forum for (i) any derivative action or proceeding brought on our behalf, (ii) any action asserting a claim of breach of a fiduciary duty owed by any of our directors, officers or employees to us or our shareholders, (iii) any action asserting a claim against us or any of our directors, officers or employees arising pursuant to any provision of the PBCL, our Articles or our Bylaws or (iv) any action asserting a claim against us or any of our directors, officers or employees governed by the internal affairs doctrine shall be the state and federal courts sitting in the judicial district of the Commonwealth of Pennsylvania embracing the county in which our registered office is located. This choice of forum provision may limit a shareholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with us or our directors, officers, employees or agents, which may discourage such lawsuits against us and such persons.
Special Treatment for Specified Groups of Nonconsenting Shareholders.   The PBCL permits an amendment of a corporation’s articles of incorporation or other corporate action, if approved by shareholders generally, to provide mandatory special treatment for specified groups of nonconsenting shareholders of the same class by providing, for example, that shares of common stock held only by designated shareholders of record, and no other shares of common stock, shall be cashed out at a price determined by the corporation, subject to applicable dissenters’ rights.
Exercise of Director Powers Generally.   The PBCL provides that the directors of a corporation are not required to regard the interests of the shareholders as being dominant or controlling in making decisions concerning takeovers or any other matters. The directors may consider, to the extent they deem appropriate, among other things, (i) the effects of any proposed action upon any or all groups affected by the action, including, among others, shareholders, employees, creditors, customers and suppliers, (ii) the short-term and long-term interests of the corporation, (iii) the resources, intent and conduct of any person or group seeking to acquire control of the corporation and (iv) all other pertinent factors. In addition, the PBCL expressly provides that directors do not violate their fiduciary duties solely by relying on “poison pills” or the anti-takeover provisions of the PBCL.
DESCRIPTION OF DEBT SECURITIES
We may offer unsecured debt securities, which may be senior, subordinated or junior subordinated and may be convertible. Unless otherwise specified in the applicable prospectus supplement, our debt securities will be issued in one or more series under a base indenture, dated as of March 18, 2008, as supplemented by a second supplemental indenture, dated as of June 30, 2008 (together, the indenture), between us and The Bank of New York Mellon, as trustee (the trustee), as it has been and may be further amended or supplemented from time to time. We have summarized select portions of the indenture below. The summary is not complete, and is qualified in its entirety by reference to the indenture. The indenture is subject to and governed by the Trust Indenture Act of 1939, as amended. The indenture has been filed as an exhibit to the registration statement of which this prospectus forms a part.
The following description briefly sets forth certain general terms and provisions of the debt securities. The particular terms of the debt securities offered by any prospectus supplement and the extent, if any, to which these general provisions may apply to the debt securities, will be described in the related prospectus supplement. Accordingly, for a description of the terms of a particular issue of debt securities, reference must be made to both the related prospectus supplement and to the following description.
Debt Securities
The aggregate principal amount of debt securities that may be issued under the indenture is unlimited. The debt securities may be issued in one or more series as may be authorized from time to time. Reference is made to the applicable prospectus supplement for the following terms of the debt securities (if applicable):
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title and aggregate principal amount;

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whether the debt securities will be senior, subordinated or junior subordinated;

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applicable subordination provisions, if any;

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conversion into or exchange for other securities;

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percentage(s) of principal amount at which such debt securities will be issued;

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maturity date(s);

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interest rate(s) or the method for determining the interest rate(s);

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dates on which interest will accrue or the method for determining dates on which interest will accrue and dates on which interest will be payable;

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redemption or early repayment provisions;

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authorized denominations;

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form;

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amount of discount or premium, if any, with which such debt securities will be issued;

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whether such debt securities will be issued in whole or in part in the form of one or more global securities;

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identity of the depositary for global securities;

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whether a temporary security is to be issued with respect to such series of debt securities, whether any interest payable prior to the issuance of definitive securities of the series of debt securities will be credited to the account of the persons entitled thereto and the terms upon which beneficial interests in a temporary global security may be exchanged in whole or in part for beneficial interests in a definitive global security or for individual definitive securities;

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any covenants, defaults and events of default applicable to the particular debt securities being issued;

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currency, currencies or currency units in which the purchase price for, the principal of and any premium and/or interest on such debt securities will be payable;

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the time period within which, the manner in which and the terms and conditions upon which the purchaser of the debt securities can select the payment currency;

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securities exchange(s) on which the debt securities will be listed, if any;

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whether any underwriter(s) will act as market maker(s) for the debt securities;

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the extent to which a secondary market for the debt securities is expected to develop;

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our obligation or right to redeem, purchase or repay the debt securities under a sinking fund, amortization or analogous provision;

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provisions relating to covenant defeasance and legal defeasance;

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provisions relating to satisfaction and discharge of the indenture;

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any guarantor(s) or co-issuer(s);

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provisions relating to the modification of the indenture both with and without the consent of holders of debt securities issued under the indenture;

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provisions, if any, intended to protect holders of the debt securities in the event of a change of control;

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any and all other terms of the series of debt securities including any terms which may be required by or advisable under U.S. law or regulations or advisable in connection with the marketing of the debt securities; and

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additional terms not inconsistent with the provisions of the indenture.

General
One or more series of debt securities may be sold at a substantial discount below their stated principal amount, bearing no interest or interest at a rate which at the time of issuance is below market rates, or at a premium above their stated principal amount. One or more series of debt securities may be variable rate debt securities that may be exchanged for fixed rate debt securities.
Debt securities may be issued where the amount of principal, interest and/or premium payable is determined by reference to one or more currency exchange rates, commodity prices, equity indices or other factors. Holders of such securities may receive a principal amount or a payment of interest and/or premium that is greater than or less than the amount of principal, interest and/or premium otherwise payable on such dates, depending upon the value of the applicable currencies, commodities, equity indices or other factors. Information as to the methods for determining the amount of principal, interest and/or premium, if any, payable on any date, and the currencies, commodities, equity indices or other factors to which the amount payable on such date is linked, will be set forth in the applicable prospectus supplement.
The term “debt securities” includes debt securities denominated in U.S. dollars or, if specified in the applicable prospectus supplement, in any other freely transferable currency or units based on or relating to foreign currencies.
We expect most debt securities to be issued in fully registered form without coupons and in denominations of $2,000 and integral multiples of $1,000 thereof. Subject to the limitations provided in the indenture and identified in the prospectus supplement, debt securities that are issued in registered form may be transferred or exchanged at the corporate office of the trustee maintained in the Borough of Manhattan, the City of New York or the principal corporate trust office of the trustee, without the payment of any service charge, other than any tax or other governmental charge payable in connection therewith.
Global Securities
The debt securities of a series may be issued in whole or in part in the form of one or more global securities that will be deposited with, or on behalf of, a depositary identified in the prospectus supplement. Global securities will be issued in registered form and in either temporary or definitive form. Unless and until it is exchanged in whole or in part for the individual debt securities, a global security may not be transferred except as a whole: (i) by the depositary for such global security to a nominee of such depositary, (ii) by a nominee of such depositary to such depositary or another nominee of such depositary, (iii) by such depositary, or (iv) by any such nominee to a successor of such depositary or a nominee of such successor. The specific terms of the depositary arrangement with respect to any debt securities of a series and the rights of and limitations upon owners of beneficial interests in a global security will be described in the applicable prospectus supplement.
Governing Law
The indenture and the debt securities shall be construed in accordance with and governed by the laws of the State of New York.

PLAN OF DISTRIBUTION
Methods and Terms of Sale
We, and/or selling securityholders, if applicable, may sell the common stock, preferred stock or any series of debt securities being offered hereby in one or more of the following ways from time to time:
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through one or more underwriters or dealers;

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directly to one or more purchasers;

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through one or more agents; or

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through a combination of any of these methods of sale.

The prospectus supplement with respect to each series of securities will state the terms of the offering of the securities, including:
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the offering terms, including the name or names of any underwriters, dealers or agents; the purchase price of the securities and the net proceeds to be received by us from the sale;

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any underwriting discounts, commissions or agency fees and other items constituting underwriters’ or agents’ compensation;

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any public offering price;

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any delayed delivery arrangements;

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any discounts or concessions allowed or reallowed or paid to dealers; and

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any securities exchange on which the securities may be listed.

Through Underwriters or Dealers
If we, and/or selling securityholders, if applicable, use underwriters or dealers in the sale of securities, the securities will be acquired by the underwriters or dealers for their own account and may be resold from time to time in one or more transactions, including:
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privately negotiated transactions;

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at a fixed public offering price or prices, which may be changed;

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in “at the market offerings” within the meaning of Rule 415(a)(4) of the Securities Act;

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at prices related to prevailing market prices; or

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at negotiated prices.

Any initial public offering price and any discounts or concessions allowed or reallowed or paid to dealers may be changed from time to time.
If underwriters are used in the sale of any securities, the securities may be offered either to the public through underwriting syndicates represented by managing underwriters, or directly by underwriters. Generally, the underwriters’ obligations to purchase the securities will be subject to certain conditions precedent. The underwriters will be obligated to purchase all of the securities if they purchase any of the securities.
Directly
We, and/or selling securityholders, if applicable, may sell the securities directly to one or more purchasers. In this case, no underwriters, dealers or agents would be involved.
Through Agents
If indicated in an applicable prospectus supplement, we, and/or selling securityholders, if applicable, may sell the securities through agents from time to time. Generally, any agent will be acting on a best efforts basis for the period of its appointment.

General Information
We, and/or selling securityholders, if applicable, may authorize underwriters, dealers or agents to solicit offers by certain purchasers to purchase the securities from us at the public offering price set forth in the applicable prospectus supplement pursuant to delayed delivery contracts providing for payment and delivery on a specified date in the future. The delayed delivery contracts will be subject only to those conditions set forth in the applicable prospectus supplement, and the applicable prospectus supplement will set forth any commissions we pay for solicitation of these delayed delivery contracts.
Offered securities may also be offered and sold, if so indicated in the applicable prospectus supplement, in connection with a remarketing upon their purchase, in accordance with a redemption or repayment pursuant to their terms, or otherwise, by one or more remarketing firms, acting as principals for their own accounts or as agents for us. Any remarketing firm will be identified and the terms of its agreements, if any, with us and its compensation will be described in the applicable prospectus supplement. Remarketing firms may be deemed to be underwriters, as that term is defined in the Securities Act, in connection with the securities remarketed thereby.
In order to facilitate the offering of the securities, underwriters or dealers may engage in transactions that stabilize or maintain the market price of the securities at levels above those that might otherwise prevail in the open market. Specifically, underwriters or dealers may over-allot in connection with offerings, creating a short position in the securities for their own accounts. For the purpose of covering a syndicate short position or stabilizing the price of the securities, the underwriters or dealers may place bids for the securities or effect purchases of the securities in the open market. Finally, the underwriters may impose a penalty whereby selling concessions allowed to syndicate members or other dealers for distribution of the securities in offerings may be reclaimed by the syndicate if the syndicate repurchases previously distributed securities in transactions to cover short positions, in stabilization transactions or otherwise. These activities may stabilize, maintain, or otherwise affect the market price of the securities, which may be higher than the price that might otherwise prevail in the open market, and, if commenced, may be discontinued at any time.
We, and/or selling securityholders, if applicable, may enter into derivative transactions with third parties, or sell securities not covered by this prospectus to third parties in privately negotiated transactions. If the applicable prospectus supplement indicates, in connection with those derivatives, the third parties may sell securities covered by this prospectus and the applicable prospectus supplement, including in short sale transactions. If so, the third party may use securities pledged by us or borrowed from us or others to settle those sales or to close out any related open borrowings of securities, and may use securities received from us in settlement of those derivatives to close out any related open borrowings of securities. The third party in such sale transactions will be an underwriter that will be identified in the applicable prospectus supplement or a post-effective amendment to this registration statement.
Agents, underwriters and other third parties described above may be entitled to indemnification by us against certain civil liabilities under the Securities Act, or to contribution with respect to payments which the agents, underwriters or such other third parties may be required to make in respect thereof. Agents, underwriters and such other third parties may be customers of, engage in transactions with, or perform services for us in the ordinary course of business.
Each series of securities will be a new issue of securities and will have no established trading market, other than our common stock, which is listed on the NYSE. Any common stock sold will be listed on the NYSE, upon official notice of issuance. Securities other than our common stock may or may not be listed on a national securities exchange. Any underwriters to whom securities are sold by us for public offering and sale may make a market in the securities, but such underwriters will not be obligated to do so and may discontinue any market making at any time without notice.

LEGAL MATTERS
The validity of the securities being offered by this prospectus will be passed upon by Morgan, Lewis & Bockius LLP, Pittsburgh, Pennsylvania. In connection with particular offerings of the securities in the future, and if stated in the applicable prospectus supplement, the validity of those securities may be passed upon for us by Morgan, Lewis & Bockius LLP, Pittsburgh, Pennsylvania, and for any underwriters or agents by counsel named in the applicable prospectus supplement.
EXPERTS
The consolidated financial statements of EQT Corporation and Subsidiaries included as Exhibit 99.1 to EQT Corporation’s Current Report on Form 8-K dated April 28, 2022, including the schedule appearing therein, and the effectiveness of EQT Corporation and Subsidiaries’ internal control over financial reporting as of December 31, 2021 appearing in EQT Corporation’s Annual Report on Form 10-K for the fiscal year ended December 31, 2021, have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their reports thereon included in EQT Corporation’s Current Report on Form 8-K dated April 28, 2022 and Annual Report on Form 10-K for the fiscal year ended December 31, 2021, respectively, and incorporated herein by reference. Such financial statements are, and audited financial statements to be included in subsequently filed documents will be, incorporated herein by reference in reliance upon the reports of Ernst & Young LLP pertaining to such financial statements and the effectiveness of EQT Corporation and Subsidiaries’ internal control over financial reporting as of the respective dates (to the extent covered by consents filed with the SEC) given on the authority of such firm as experts in accounting and auditing.
The audited combined financial statements of ARD Operating, LLC and Alta Marcellus Development, LLC appearing in EQT Corporation’s Current Report on Form 8-K dated September 28, 2021 have been audited by Moss Adams LLP, independent auditors, as set forth in their report thereon included therein, and incorporated herein by reference. Such financial statements are incorporated herein by reference in reliance upon the report of Moss Adams LLP pertaining to such financial statements given on the authority of such firm as experts in accounting and auditing.
The information incorporated by reference into this prospectus relating to EQT Corporation’s estimated quantities of its proved natural gas and oil reserves as of December 31, 2021 is derived from an audit letter prepared by Netherland, Sewell & Associates, Inc., independent petroleum engineers, as stated in their audit letter with respect thereto included in EQT Corporation’s Annual Report on Form 10-K for the fiscal year ended December 31, 2021. This information is incorporated herein by reference in reliance upon the authority of such firm as experts with respect to the matters covered by their audit letter and the giving of their audit letter.
The information incorporated by reference into this prospectus relating to Alta Marcellus Development, LLC’s estimated quantities of its proved natural gas and oil reserves as of June 30, 2021 is derived from an audit letter prepared by Netherland, Sewell & Associates, Inc., independent petroleum engineers, as stated in their audit letter with respect thereto included in EQT Corporation’s Current Report on Form 8-K dated September 28, 2021. This information is incorporated herein by reference in reliance upon the authority of such firm as experts with respect to the matters covered by their audit letter and the giving of their audit letter.

EQT Corporation
$750,000,000 5.750% Senior Notes due 2034

PROSPECTUS SUPPLEMENT
January 17, 2024

Joint Book-Running Managers
J.P. Morgan MUFG TD Securities Wells Fargo Securities
Mizuho	PNC Capital Markets LLC	RBC Capital Markets LLC	BofA Securities	Citigroup
Co-Managers
Scotiabank	SMBC Nikko	Truist Securities	US Bancorp
WauBank Securities LLC	Citizens Capital Markets	M&T Securities, Inc.	BNY Mellon Capital Markets, LLC	BOK Financial Securities, Inc.